ORBIS

Warsaw, 2004-08-27

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04036766

PROCESSING SECTION
RECEIVED
SEP 08 2004
152
SEC MAIL
WASH. D.C.

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 31/2004.
Best regards

SUPPL

Andrzej Szułdrzyński
Vice-President

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

82-5025

Current report no. 31/2004

The Management Board of "Orbis" S.A. informs about the receipt, on August 25, 2004 from a subsidiary company operating under a business name of Orbis Transport Sp. z o.o., having its corporate seat in Warsaw, entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw under the number KRS 0000037337, of information concerning the acquisition by that company of financial assets of major value within the meaning of § 2. 3 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers.

On March 18, 2004, Orbis Transport Sp. z o.o. founded a limited liability company incorporated under the laws of France, operating under a business name AutoORBISbus France Sarl, having its corporate seat in Paris, and acquired 100% of shares representing its registered capital amounting to EUR 7,500 (seven thousand five hundred Euro), which, converted in accordance with § 2.4 of the Regulation, is equivalent to PLN 35,553.75 (thirty five thousand five hundred fifty three Zloty and seventy five Groszy), and is divided into 75 shares with the nominal value of EUR 100 (one hundred Euro) each, paying up for the entirety of shares in cash. Contribution to the capital was made at the share issue price equivalent to their nominal value and financed with own funds of Orbis Transport Sp. z o.o. The book value of acquired assets in the account books of Orbis Transport Sp. z o.o. equals PLN 34.954.50 (thirty four thousand nine hundred fifty four Zloty and fifty Groszy).

The acquisition of the said financial assets represents a long-term investment for Orbis Transport Sp. z o.o..

"Orbis" S.A. holds a 84.44% stake in the registered capital of Orbis Transport Sp. z o.o. and, similarly, 84.44% of the total number of votes at the General Meeting of Shareholders. Two of the persons managing "Orbis" S.A. are shareholders of Orbis Transport Sp. z o.o., while none of the persons supervising the issuer is a shareholder of Orbis Transport. Moreover, one of persons managing "Orbis" S.A. serves as a member of a supervisory body of Orbis Transport Sp. z o.o. and chairs that body.

The core business of AutoORBISbus France Sarl consists in the provision of services for Orbis Transport Sp. z o.o. and other natural and legal persons in the area of promotion and communications and, particularly: promotion, communications, commercial advising, distribution and sale of travel documents (tickets) on the basis of power of attorney, commercial representation or agency, and car rental.

As of today, AutoORBISbus France Sarl does not pursue business operations.

Warsaw, 2004-09-01

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 08 2004
WASH. D.C. 155 SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Semi Annual Report 2004.

Best regards

Krzysztof Gerula

I Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

82-5025

ORBIS

GRUPA HOTELOWA

SAP – 2004
Semi Annual Report

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Ladies and Gentlemen,

As you know, in June 2004, I assumed the office of President of the Management Board of ORBIS S.A. Thus today, for the first time ever, I am addressing the Shareholders on the occasion of the publication of the report. First and foremost, I would like to stress that the first half of the year 2004 that has brought about an economic recovery in Poland, favorably impacted also the Company's financial performance in that period. Moreover, despite a still distraught situation worldwide and related traveling restrictions, we have observed revival in the international traffic.

We have reported an over 5% growth in sales revenues. This growth is predominantly attributable to the development of the Polish economy but we have increased sales revenues also by way of expanding the number of rooms sold in the setting of strong competition in the industry, particularly fierce in Warsaw. Unfortunately, the incessant competition has for several months resulted in the first place in an in-depth price reduction. Therefore, despite a strong EUR/PLN exchange rate, throughout the prevailing part of the semi-annual period, we attained a lower Average Daily Rate as compared to the first half of the past year.

During the first half of the year, we continued the cost streamlining efforts in the Company, particularly in terms of costs of employment that we succeeded in bringing down by over 12% as compared to the first six months of the year 2003. At the same time, additional provisions were set up in the Company for events that might encumber the financial result in the future.

It should also be highlighted that, since the beginning of the year, the Company's result has been reduced by financial costs arising out of the servicing and hedging of a syndicate credit facility that served to finance the transaction of acquisition of shares in the company Hekon Hotele Ekonomiczne in the year 2003. Furthermore, ORBIS S.A. continues a hotel upgrading program. In the first half of 2004, works were performed in *Novotel Centrum* in Warsaw and Poznań. Upgrading works were also carried out in *Mercure Kasprowy* in Zakopane, since April 2004 being the ninth hotel of the *Mercure* brand in the ORBIS S.A. hotel group.

The decision of the General Assembly of Shareholders of ORBIS S.A., taken in June 2004, to pay out a dividend for the third subsequent year in a row was certainly a pleasant information for our Shareholders. The Shareholders received one third of the Company's profit and, thus, the value of a dividend per share totaled PLN 0.34.

The second half of the year will be a period marked by strenuous work for increasing sales of hotel services, supported by the OrbisOnLine reservation system, launched in June 2004. Sales activities will be accompanied by further steps aimed at curbing operating costs. Also, for us it will be a special period devoted to the preparation of a wide-reaching plan of actions for the years to come, that will concern all the lines of Company's business and that will have as its objective to bring about a growth in sales of services and improvement of operating efficiency and, therefore, increase the Company's value for the Shareholders.

I wish to express hope that the forthcoming semi-annual period will confirm good standing of the Polish economy and our work for the benefit of the Company will afford satisfaction to the Clients, Shareholders, Partners and Employees of ORBIS S.A.

Jean-Philippe Savoye
President of the Management Board
ORBIS S.A.

Contents:

ORBIS

GRUPA HOTELOWA

Report of auditor

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

ORBIS S.A.

WARSAW, UL. BRACKA 16

AUDITOR'S REPORT ON THE REVIEW OF FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

CERTIFIED AUDITOR'S REPORT ON THE REVIEW OF FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

To the Shareholders, Supervisory Board and Management Board of Orbis S.A.

I. We have reviewed the financial statements of Orbis S.A. located in Warsaw, ul. Bracka 16, including:

- introduction to the financial statements;
- balance sheet prepared as of 30 June 2004, with total assets and liabilities plus equity of PLN 1,788,559 thousand [PLN 1,788,559,531.99];
- profit and loss account for the period from 1 January 2004 to 30 June 2004, disclosing a net profit of PLN 35,339 thousand [PLN 35,338,551.99];
- statement of changes in equity for the period from 1 January 2004 to 30 June 2004, disclosing an increase in equity of PLN 16,256 thousand [PLN 16,255,433.77];
- cash flow statement for the period from 1 January 2004 to 30 June 2004, showing a net cash outflow of PLN 2,205 thousand [PLN 2,204,707.23] during the financial period;
- additional information and explanations.

Fairness, correctness and clarity of information included in the financial statements are the responsibility of the Management Board of Orbis S.A. Our responsibility was to review these financial statements.

II. With the exception of the issues described in paragraphs III and IV, our review was carried out in accordance with professional standards issued by the National Board of Certified Auditors in Poland and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities.

Our review was carried out based on analysis of data included in the financial statements, insight into the accounting records and information provided by the Management Board and the financial and accounting personnel of Orbis S.A.

The scope and method of a review are substantially different from an audit. It is not an objective of the review to express an opinion on the accuracy, fairness and clarity of the financial statements. Therefore, no such opinion is issued.

III. In restating the opening balance under the amended Accounting Act effective as of 1 January 2002, the Company recognised under assets the rights to perpetual usufruct of land, previously stated off-balance sheet. As of 30 June 2004, the Company disclosed these rights at PLN 63,126,872.08 based on the value of lands assessed by authorities responsible for setting charges for perpetual usufruct.
Until the date of this report, no binding interpretation of the provisions of the amended Accounting Act regarding measurement and recognition of rights to perpetual usufruct of land was issued. In our opinion, these rights should be measured at fair value as at the recognition date.

IV. As described in item 26.1 e) in the additional explanatory notes to the financial statements, on 23 December 2003, the Company received a statement of claim filed by Hotel Europejski in Warsaw Spółka Akcyjna ("HESA") for adjudicating from Orbis S.A. the remuneration for using real property of Hotel Europejski, located in Warsaw, ul. Krakowskie Przedmieście. As of 30 June 2004, the building of Hotel Europejski was covered with a write-down in the full amount. The Company created a provision for the aforementioned expenses of use of the property in the total amount of PLN 5,161,642.00, which in the Management Board's opinion constitutes an equivalent of the market rent for this real property for the period after assigning the right to perpetual usufruct of land of the real property to HESA, i.e. from 1 September 2001 to 30 June 2004.
Final outcome of the court proceedings in progress cannot be predicted and thus, their impact on the ownership to the building of Hotel Europejski and potential liabilities related to that. Consequently, we are not able to confirm the period for which the provision related to costs of using this real property was created. Due to lack of comparable transactions and inability to refer to rent for other real property within similar characteristics and location, we are not able to confirm the value of created provisions.

V. Except for the potential impact of issues described in items III and IV above, our review did not identify any need to introduce any material changes in the attached financial statements, so they gave a true and fair view of the economic and financial position of Orbis S.A. as of 30 June 2004 and its financial result and cash flows for the period of 6 months ended that day, in accordance with the principles defined in the Accounting Act of 29 September 1994 and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities (Dz. U. No. 139, item 1569, with subsequent amendments) and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus (Dz. U. No. 139, item 1568, with subsequent amendments).

VI. Without further qualifications to the financial statements, we would like to point out that these are individual financial statements and should be used primarily for statutory purposes. These financial statements cannot constitute sole basis for the evaluation of the financial and economic position of the Company that is a holding company in the Capital Group. In addition to the individual financial statements, the Company also prepares the consolidated financial statements of the Capital Group in which it acts as the holding company.

Jarosław Suder

Certified auditor
No. 9774

....
Represented by

Entity entitled to audit financial statements entered under number 73 on the list kept by the National Chamber of Certified Auditors in Poland.

Warsaw, 12 August 2004

The above review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

ORBIS

GRUPA HOTELOWA

Introduction

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Introduction

1. Basic information about the Company

The attached financial statements contain the financial figures of the Company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.10. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- management of foreign hotels within the framework of management systems in place,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

2. Format of the financial statements

The attached financial statements present financial figures contained in the balance sheet as of June 30, 2004, in comparison with the respective figures as of June 30, 2003 and December 31, 2003, changes in the Company's equity for the 1st half of 2004, the 1st half of 2003 and the entire year 2003, the profit and loss account and the cash flow statement covering data for the 1st half of 2004 and comparative data for the 1st half of 2003, as well as additional notes to the above mentioned financial statements.

3. Members of the Orbis S.A. Management Board (serving during the 5th tenure of the Board):

1/ Jean Philippe Savoye	- President of the Management Board
2/ Krzysztof Andrzej Gerula	- Vice-President of the Management Board
3/ Andrzej Bobola Szułdrzyński	- Vice-President of the Management Board
4/ Ireneusz Andrzej Węgłowski	- Vice-President of the Management Board
5/ Yannick Yvon Rouvrais	- Member of the Management Board
6/ Alain Billy	- Member of the Management Board

Members of the Orbis S.A. Supervisory Board (serving during the 6th tenure of the Board):

Chairman:
Claude Moscheni
Members:
Erez Boniel, Sabina Czepielinda, Paweł Dębowski, Michael Flaxman, Christophe Guillemot, Michael Harvey, Andrzej Przytuła, Janusz Rożdżyński. Denys Sappey as from August 3, 2004

4. The current financial statements as well as the comparative financial figures covering the past periods contain cumulative figures of all the organizational units of the Company Orbis S.A. which keep separate accounting books.

At the end of the reporting period, the organizational structure of the Company comprises 55 units keeping separate accounting books: the Management Board's Office and 54 Hotel Branches.

4.1 Orbis S.A. leads the Orbis Group consisting of five subsidiary companies and four directly associated companies as well as four indirect subsidiaries. The Company consolidates its financial statements.

4.2 In the course of the current reporting period and in the comparable period no merger with other companies was made.

4.3 The financial statements have been prepared on the assumption that the Company would further continue its business operations. As of the date of these financial statements, no circumstances exist that would indicate a threat for the continuation of Company's activities in the foreseeable future.

4.4 The financial statements for the comparable period have not been adjusted to ensure the comparability of figures as compared with the figures published in the annual report for 2003.

4.5 No adjustment stemming from a qualification made by the company licensed to audit the financial statements was made in the comparative financial figures.

5. ACCOUNTING PRINCIPLES

5.1 Basis for preparation of the financial statements

The financial statements of Orbis S.A. have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

5.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent impairment.

5.3 Tangible fixed assets

Fixed assets are valued at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs, including write-offs for a permanent impairment.

Fixed assets were been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and

related exchange rate differences minus income derived there from. In case of a permanent impairment of a fixed asset under construction, it is revalued so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities. The titles to perpetual usufruct of land are not depreciated.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

5.4 Depreciation

The rate of depreciation reflecting the usable life of a given asset is determined as at the date of acquisition of an intangible fixed asset or a fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

5.5 Long-term investments

Long-term investments comprise assets acquired by the Company for the purposes of deriving economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value appraised on the basis of a valuation performed by an independent expert, except for works of art, the value of which is specified in specialist catalogues and real property of hotel Bristol, which due to lack of a reliable market valuation at the balance sheet date, are presented at purchase price or development cost.

The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land and are valued according to their market value as at the balance sheet date.

5.6 Interest in subsidiaries, affiliates and associated companies

Interest in subsidiaries, affiliates and associated companies regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for permanent impairment.

5.7 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of concluding and settling the transaction are insignificant. As at the balance sheet date, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

5.8 Derivatives

Derivatives are reported when the Company becomes a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are regarded as financial assets, while derivatives with negative fair value are treated as financial liabilities.

Profit or loss on derivatives is reported in financial income or expenses, accordingly and, in the cash flow statement as a flow from operating activities.

5.8.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from a given contract change in a manner similar to that that would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (USD) are not recognized.

5.9 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP), unless other exchange rate was specified in a customs declaration or other document binding upon a given entity. As at the date of preparation of the financial statements, all amounts due from debtors and due to creditors denominated in foreign currencies are appraised (converted) according to the average daily foreign currency exchange rate of the National Bank of Poland applicable as at the last day of the reporting period.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the Company makes general revaluation write-offs for amounts due from debtors that have been:

- overdue for 6 to 9 months – up to 50% of the amount due,
- overdue for 9 to 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

5.10 Inventories

Tangible current assets are appraised according to the mean weighted acquisition price at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, the trade margin and output VAT. As of the balance date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence, the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.
If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made.

5.11 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of the National Bank of Poland, except for cash in the exchange offices, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland fixed for that day.

5.12 Deferred expenses, accrued expenses and deferred income

As at the balance day, deferred expenses are reported according to the initial value less write-offs that had been posted to expenses by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of deferred income item that would either generate income or be posted to capital.

Deferred income is reported according to the principle of prudence and includes in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Accrued expenses are accounted according to the value of probable liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

5.13 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus,

which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet date, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted to that equity.

5.14 Equity
Equity and other assets and liabilities are assessed at their nominal value.

The share capital of Orbis S.A. is reported according to the amount specified in an agreement or Statute and entered in the court register. The share capital must be valued at least as often as any change in its nominal value occurs.

The reserve capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the share capital.

The reserves are created, independently of the reserve capital, from net profit up to the amount determined by the General Assembly of Shareholders.

The revaluation reserve capital is set up as at the day of:

- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve capital is created (or increased) as a result of the posting of effects of financial instruments.

Other reserve capitals are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to Orbis S.A. by virtue of decisions of the administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as reserve capital, except when the titles to the perpetual usufruct of land are sold.

5.15 Provisions

Provisions are set up for future liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for current and deferred income tax;
- provisions for liabilities, particularly for losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings, and for retirement severance pays and similar performances;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of their value.

5.16 Income, expenses and the principles of determining the income

In Orbis S.A., the net income is an outcome of:

a) operating income:

- income (loss) on basic operating activities,
- income (loss) on other operating activities,

b) income on financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by Orbis S.A. and equivalent payments due by virtue of separate regulations, broken down into:

- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

The *income* on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of Orbis S.A. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to operating activities of the company. In Orbis S.A. other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:
- income on interest, dividends and other benefits from the holding of financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivable, other than those treated as financial assets and costs of interest on trade and other liabilities not posted to financial liabilities,
- income on and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

Extraordinary items represent a difference between profits and losses being a result of occurrence of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies in particular to disasters, fire, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a material (fundamental) fault which is reported in shareholders' equity as an adjustment of profit/loss from past years. According to the Polish regulations, the Company calculates the income tax liabilities for the year 2004 at 19% of its taxable income.

Deferred income tax charged to the financial result of the reporting period, constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result of that period.

6. International Accounting Standards

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated October 10, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and a condensed issue prospectus, the Management Board is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by a Company and the

figures disclosed in its financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IAS and IFRS).

Since Orbis S.A. does not prepare its financial statements in accordance with the IAS and IFRS, the areas of the most essential divergences from the IAS and IFRS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Company's equity have been described below. The Company intends to present these divergencies in value terms in the consolidated financial statements.

In order to prepare the financial statements in accordance with the International Accounting Standards, Orbis S.A. must present comparative figures complying with the IAS and IFRS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS and IFRS only if they meet all the requirements of the IAS and IFRS with no exceptions to the rule. At the same time, IAS and IFRS are not intended to be applied to negligible factors.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Perpetual usufruct of land

Company discloses the title to perpetual usufruct of land at acquisition price, which may not reflect the actual market value of the land. If the title to perpetual usufruct is acquired gratuitously by the Company, the purchase price is established on the basis of a decision issued by local administrative authorities on the day on which a title was granted, that serves as the basis for calculating fees for perpetual usufruct of land. According to IAS the above mentioned titles should be presented as operating leases.

c) Assets held for sale

The Company presents real property held for sale as short-term investments or fixed assets. Real property that is intended to be sold and appropriate procedures have been commenced should be presented according to IFRS 5, separately on the face of the balance sheet and carried at the lower of carrying amount and fair value less costs to sell.

7. In respect of the reporting period covered by the financial statements and the comparative financial figures, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on June 30, 2003, i.e. EUR 1 = PLN 4.4570,
- on June 30, 2004, i.e. EUR 1 = PLN 4.5422,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2003, until June 30, 2003, EUR 1 = PLN 4.3110,
- from January 1, 2004, until June 30, 2004, EUR1 = PLN 4.7311.

For the 1st half of 2003	Rate of exchange of the Euro on the last day of the month	For the 1st half of 2004	Rate of exchange of the Euro on the last day of the month
31.01.03	4.1286	31.01.04	4.7614
28.02.03	4.2083	28.02.04	4.8746
31.03.03	4.4052	31.03.04	4.7455
30.04.03	4.2755	30.04.04	4.8122
31.05.03	4.3915	31.05.04	4.6509
30.06.03	4.4570	30.06.04	4.5422
Arithmetic mean	**4.3110**	**Arithmetic mean**	**4.7311**

ORBIS

GRUPA HOTELOWA

Financial statements

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Annual Report SA-P 2004

(In accordance with § 57 section 1 item 2 of the Ordinance of the Council of Ministers dated October 16, 2001 - Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current-year, period from **1.01.2004** to **30.06.2004**
and for the prior -year, period from 1.01.2003 to 30.06.2003
Date submitted 30.08.2004r

ORBIS Spółka Akcyjna.
(full name of company)

ORBIS S.A. (brief name of company)	**12** (sector in accordance with WSE classification)
00 028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
829 38 30 (phone, facsimile)	sekrde@orbis.pl (e-mail)
526-025-04--69 ; 006239529 (VAT no., REGON)	**orbis.pl** (www)

Deloitte&Touche Audit Services Sp. z o.o.
(chartered auditors

Annual Report SA-P 2004 comprises :

- ☑ Report of chartered auditors on the audit of semi-annual financial statements
- ☑ Annual financial statements
  - ☑ Introduction
  - ☑ Balance Sheet
  - ☑ Profit and Loss Account
  - ☑ Statement of Shareholders' Equity
  - ☑ Cash Flow Statement
  - ☑ Additional information and notes
- ☑ Board of Director's Report on the Company's operations

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	6 months ended June 30, 2004	6 months ended June 30, 2003	6 months ended June 30, 2004	6 months ended June 30, 2003
I. Net sales revenues	285 532	271 456	60 352	62 968
II. Operating profit (loss)	26 779	15 018	5 660	3 484
III. Profit (loss) before taxation	39 442	40 857	8 337	9 477
IV. Net profit (loss)	35 339	29 094	7 469	6 749
V. Net cash flows from operating activities	38 434	18 640	8 124	4 324
VI. Net cash flows from investing activities	- 32 298	- 74 569	- 6 827	- 17 297
VII. Net cash flows from financing activities	- 8 341	- 6 423	- 1 763	- 1 490
VIII. Total net cash flows	- 2 205	- 62 352	- 466	- 14 463
IX.. Total assets	1 788 559	1 413 603	393 765	317 165
X. Liabilities and reserves for liabilities	577 696	231 146	127 184	51 861
XI. Long-term liabilities	290 800	51 799	64 022	11 622
XII. Short-term liabilities	182 520	83 608	40 183	18 759
XIII. Shareholders' equity	1 210 863	1 182 457	266 581	265 303
XIV. Share capital	92 154	92 154	20 288	20 676
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	1,10	1,17	0,23	0,27
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	0	0	0	0
XVIII. Book value per share (in PLN / EUR)	26,28	25,66	5,79	5,76
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	0,34	0,40	0,07	0,09

ORBIS S.A. SAP 2004 in thousands of PLN

BALANCE SHEET

Balance as at	Note	June 30, 2004	Dec. 31, 2003	June 30, 2003
ASSETS				
I. Fixed assets		1 679 304	1 681 494	1 218 353
1. Intangible assets, of which:	1	5 088	5 006	4 562
- goodwill		0	0	182
2. Tangible fixed assets	2	1 170 759	1 191 202	1 164 148
3. Long-term receivables	3,8	606	727	887
3.1. From affiliated companies		606	727	849
3.2. From other companies		0	0	38
4. Long-term investments	4	486 766	472 571	31 744
4.1. Real estste		14 074	0	0
4.2. Intangible assets		0	0	0
4.3. Long-term financial assets		472 091	472 004	31 349
a) in affiliated companies		472 060	470 698	30 043
- shares in subsidiary and associated companies valued under the equity method		0	0	0
b) in other companies		31	1 306	1 306
4.4. Other long-term investments		601	567	395
5. Long-term deferred assets	5	16 085	11 988	17 012
5.1. Deferred income tax		16 085	11 988	16 991
5.2. Other deferred assets		0	0	21
II. Current assets		109 255	96 035	195 250
1. Inventories	6	9 197	10 112	10 283
2. Current receivables	7,8	53 579	35 383	46 064
2.1. From affiliated companies		14 922	2 601	5 871
2.2. From other companies		38 657	32 782	40 193
3. Short-term investments		31 240	47 553	121 879
3.1. Short-term financial assets	9	28 082	30 287	104 613
a) in affiliated companies		0	0	0
b) in other companies		0	0	36 949
c) cash and cash equivalents		28 082	30 287	67 664
3.2. Other short-term investments*		3 158	17 266	17 266
4. Short-term deferred assets	10	15 239	2 987	17 024
Total Assets		1 788 559	1 777 529	1 413 603
SHAREHOLDERS' EQUITY AND LIABILITIES				
I. Shareholders' Equity		1 210 863	1 194 607	1 182 457
1. Share capital	12	92 154	92 154	92 154
2. Not paid-up share capital (negative value)		0	0	0
3. Own shares in treasury (negative value)	13	0	0	0
4. Reserve capital	14	756 092	728 270	727 815
5. Revaluation capital	15	264 151	268 100	268 268
6. Other reserve capitals	16	63 127	65 000	65 126
7. Prior years' profit (loss)**		0	-3 383	0
8. Net profit (loss)		35 339	44 466	29 094
9. Net profit write-offs during the financial year (negative value)	17	0	0	0
II. Liabilities and reserves for liabilities		577 696	582 922	231 146
1. Reserves for liabilities	18	80 197	75 939	77 110
1.1. Reserve for deferred income tax		16 348	14 017	16 999
1.2. Provisions for pensions and similar benefits		35 518	37 120	38 608
a) long-term provisions		30 424	31 262	32 806
b) short-term provisions		5 094	5 858	5 802
1.3. Other provisions		28 331	24 802	21 503
a) long-term provisions		20 829	20 280	19 725
b) short-term provisions		7 502	4 522	1 778
2. Long-term liabilities	19	290 800	314 759	51 799
2.1. To affiliated companies		0	0	0
2.2. To other companies		290 800	314 759	51 799
3. Current liabilities	20	182 520	179 064	83 608
3.1. To subsidiary and associated companies		111 043	110 989	681
3.2. To other companies		61 634	60 648	72 118
3.3. Special funds		9 843	7 427	10 809
4. Accrued liabilities	21	24 179	13 160	18 629
4.1. Negative goodwill		0	0	0
4.2. Accrued expenses and deferred income		24 179	13 160	18 629
a) long-term accruals		149	144	177
b) short-term accruals		24 030	13 016	18 452
Total Shareholders' Equity and Liabilities		1 788 559	1 777 529	1 413 603

ORBIS S.A. SAP 2004 in thousands of PLN

Book value		1 210 863	1 194 607	1 182 457
Number of shares		46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	22	26,28	25,93	25,66
Diluted number of shares				
Book value per share (in PLN) - diluted	22			

OFF-BALANCE-SHEET ITEMS

Balance as at	Note	June 30, 2004	Dec. 31, 2003	June 30, 2003
1. Contingent receivables	23	0	0	0
1.1. From affiliated companies (due to)		0	0	0
- guarantees received		0	0	0
-				
1.2. From other companies (due to)		0	0	0
- guarantees received		0	0	0
-				
2. Contingent liabilities	23	5 460	4 438	4 993
2.1. To affiliated companies (due to)		5 460	4 438	4 993
- guarantees extended		5 460	4 438	4 993
-				
2.2. To other companies (due to)		0	0	0
- guarantees extended		0	0	0
-				
3. Other (due to)		0	0	0
-				
Total off-balance-sheet items		5 460	4 438	4 993

ORBIS S.A. SAP 2004 in thousands of PLN

PROFIT AND LOSS ACCOUNT

	Note	June 30, 2004	June 30, 2003
I. Net sales revenues		**285 532**	271 456
- of which sales to affiliated companies		**18 248**	14 273
1. Net sales of products	24	**283 332**	269 003
2. Net sales of merchandise and raw materials	25	**2 200**	2 453
II. Cost of products, merchandise and raw materials sold		**191 331**	193 261
- of which sold to affiliated companies		**5 335**	5 618
1. Cost of products sold	26	**190 762**	192 497
2. Cost of merchandise and raw materials sold		**569**	764
III. Gross profit (loss) on sales (I-II)		**94 201**	78 195
IV. Distrubution expenses	26	**19 333**	17 729
V. General administrative expenses	26	**44 479**	39 340
VI. Profit (loss) on sales (III-IV-V)		**30 389**	21 126
VII. Other operating income		**9 610**	5 500
1. Gain on disposal of non-financial fixed assets		**5 083**	110
2. Subsidies		**12**	12
3. Other operating income*	27	**4 515**	5 378
VIII. Other operating expenses		**13 220**	11 608
1. Loss on disposal of non-financial fixed assets		**0**	0
2. Reveluation of non-financial fixed assets		**2 836**	813
3. Other operating costs	28	**10 384**	10 795
IX. Operating profit (loss) (VI+VII-VIII)		**26 779**	15 018
X. Financial income	29	**26 462**	27 564
1. Equity income – dividends		**11 827**	1 448
- of which from affiliated companies		**11 827**	1 448
2. Interest receivable		**518**	1 511
- of which from affiliated companies		**108**	16
3. Gain on disposal of investments	31	**108**	22 837
4. Reveluation of investments		**0**	154
5. Other financial income		**14 009**	1 614
XI. Financial expenses	30	**13 804**	1 732
1. Interest payable		**7 577**	676
- of which to subsidiary and associated companies		**3 089**	0
2. Loss on disposal of investments	31	**0**	0
3. Reveluation of investments		**1 275**	282
4. Other financial expenses		**4 952**	774
XII. Profit (loss) on ordinary activities (IX+X-XI)		39 437	40 850
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)		5	7
1. Extraordinary gains	32	7	15
2. Extraordinary losses	33	2	8
XIV. Profit (loss) before taxation (XII+/-XIII)		39 442	40 857
XV. Corporate income tax	34	**4 103**	11 763
a) current portion		**5 870**	11 451
b) deferred portion		**-1 767**	312
XVI. Other obligatory profit decreases (loss increases)	35	**0**	0
XVII. Share in net profits (losses) of subsidiary and associated companies valued under the equity method	36	**0**	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)**		35 339	29 094

Net profit (loss) (on annual basis)		**50 711**	53 744
Weighted average number of ordinary shares		**46 077 008**	46 077 008
Earning (loss) per ordinary share (in PLN) - basic	38	**1,10**	1,17
Diluted weighted average number of ordinary shares			
Earning (loss) per ordinary share (in PLN) - diluted	38		

ORBIS S.A. SAP 2004 in thousands of PLN

STATEMENT OF SHAREHOLDERS' EQUITY

	June 30, 2004	2 003	June 30, 2003
I. Shareholders' Equity at the beginning of period (opening balance)	**1 194 607**	1 170 396	1 170 396
a) changes in accepted accounting principles (polices)	**0**	0	0
b) corrections of material faults	**0**	-3 383	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 194 607**	1 167 013	1 170 396
1. Share capital at the beginning of period	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	0	0
a) additions, of which:	**0**	0	0
- issuance of shares	**0**	0	0
-			
b) reductions, of which:	**0**	0	0
- retirement of shares	**0**	0	0
-			
1.2. Share capital at the end of period	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	0	0
a) additions, of which:	**0**	0	0
-			
b) reductions, of which:	**0**	0	0
-			
2.2. Not paid-up share capital at the end of period	**0**	0	0
3. Own shares in treasury at the beginning of period	**0**	0	0
3.1. Changes in own shares in treasury	**0**	0	0
a) additions, of which:			
-			
b) reductions, of which:	**0**	0	0
-			
3.2. Own shares in treasury at the end of period	**0**	0	0
4. Reserve capital at the beginning of period	**728 270**	708 078	708 078
4.1. Changes in reserve capital	**27 822**	20 192	19 737
a) additions, of which:	**31 205**	20 192	19 737
- additional paid-in capital from issuance of shares	**0**	0	0
- distribution of profit (by law)	**0**	0	0
- distribution of profit (in excess of value required by law)	**28 800**	19 308	19 307
- sale or disposal of tangible fixed assets	**532**	557	228
- sale of the right to perpetual usufruct of land	**1 873**	327	202
b) reductions, of which:	**-3 383**	0	0
- coverage of loss	**-3 383**	0	0
4.2. Reserve capital at the end of period	**756 092**	728 270	727 815
5. Revaluation capital at the beginning of period	**268 100**	269 862	269 862
5.1. Changes in revaluation capital	**-3 949**	-1 762	-1 594
a) additions, of which:	**0**	667	506
- revaluation of real estate	**0**	0	0
- valuation of other long term investments	**0**	162	0
- reserve for deferred income tax reflected in shareholders' equity	**0**	505	506
b) reductions, of which:	**-3 949**	-2 429	-2 100
- sale or disposal of tangible fixed assets	**-532**	-557	-228
' - change of classification from tangible assets into investments	**0**	-1 872	-1 872
-revaluation of liquidated fixed assets	**-3 417**	0	0
5.2. Revaluation capital at the end of period	**264 151**	268 100	268 268
6. Other reserve capital at the beginning of period	**65 000**	0	0
6.1. Changes in other reserve capital	**-1 873**	65 000	65 126
a) additions, of which:	**0**	65 327	65 328
- distribution of profit (by law)	**0**	65 327	65 328
b) reductions, of which:	**-1 873**	327	202

ORBIS S.A. SAP 2004 in thousands of PLN

- sale of the right to perpetual usufruct of land	-1 873	327	202
6.2. Other reserve capital at the end of period	**63 127**	65 000	65 126
7. Prior years' profit (loss) at the beginning of period	**41 083**	100 302	100 302
7.1. Prior years' profit at the beginning of period	**44 466**	100 302	100 302
a) changes in accepted accounting principles (polices)	**0**	0	0
b) corrections of material faults	**0**	0	0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	**44 466**	100 302	100 302
a) additions, of which:	**0**	0	0
- distribution of prior years' profit	**0**	0	0
-			
b) reductions, of which:	**- 44 466**	- 100 302	- 100 302
- distribution of pror years' profit	**- 44 466**	- 100 302	- 100 302
- corrections of material faults	**0**	0	0
- other	**0**	0	0
7.3. Prior years' profit at the end of period	**0**	0	0
7.4. Prior years' loss at the beginning of period	**3 383**	0	0
a) changes in accepted accounting principles (polices)	**0**	0	0
b) corrections of material faults	**0**	3 383	0
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**3 383**	3 383	0
a) additions, of which:	**0**	0	0
- transition of prior years' loss to be covered	**0**	0	0
- corrections of prior year's material faults	**0**	0	0
b) reductions, of which:	**- 3 383**	0	0
- coverage of prior years' loss from reserve capital	**- 3 383**	0	0
7.6. Prior years' loss at the end of period	**0**	3 383	0
7.7. Prior years' profit (loss) at the end of period	**0**	- 3 383	0
8. Net profit (loss)	**35 339**	44 466	29 094
a) net profit	**35 339**	44 466	29 094
b) net loss	**0**	0	0
c) charges on the profit	**0**	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 210 863**	1 194 607	1 182 457
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

CASH FLOW STATEMENT

	June 30, 2004	June 30, 2003
A. Cash flows from operating activities - direct method	0	0
I. Cash provided by operating activities	0	0
1. Sales revenues	0	0
2. Other income from operating activities	0	0
II. Cash used in operating activities	0	0
1. Goods and services purchased	0	0
2. Net salaries and wages	0	0
3. Social and health security, other benefits	0	0
4. Taxes and charges	0	0
5. Other operating expenses	0	0
III. Net cash flows from operating activities (I–II)	0	0
A. Cash flows from operating activities - indirect method		
I. Net profit (loss)	35 339	29 094
II. Total adjustments	3 095	- 10 454
1. Share in net (profits) losses of subsidiary and associated companies valued under the equity method	0	0
2. Depreciation and amortisation	26 163	25 418
3. (Gain) loss on foreign exchange differences	- 13 399	0
4. Interest and dividends	- 4 723	- 300
5. (Gain) loss on investing activities	- 5 100	- 22 896
6. Change in provisions	4 114	2 209
7. Change in inventories	915	1 034
8. Change in receivables	- 6 369	- 8 471
9. Change in current liabilities (excluding loans and bank credits)	- 909	3 323
10. Change in deferred and accrued expenses	- 5 934	- 10 102
11.Other adjustments	8 337	- 669
III. Net cash flows from operating activities (I+/-II)	38 434	18 640
B. Cash flows from investing activities		
I. Cash provided by investing activities	41 764	360 510
1. Disposal of intangible assets and tangible fixed assets	7 698	479
2. Disposal of investments in real-estate and intangible assets	0	22 016
3. From financial assets, of which:	0	0
a) in affiliated companies	0	0
- disposal of securities	0	0
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
b) in other companies	0	22 016
- disposal of securities	0	22 016
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
4. Other investing income	34 066	338 015
II. Cash used in investing activities	- 74 062	- 435 079
1. Purchases of intangible assets and tangible fixed assets	-14 638	-61 389
2. Purchases of investments in real-estate and intangible assets	0	0
3. For financial assets, of which:	-25 466	0
a) in affiliated companies	-25 466	0
- acquisition of securities	-24 222	0
- long-term loans granted	-1 244	0
b) in other companies	0	0
- acquisition of securities	0	0
- long-term loans granted	0	0
4. Other investing expenses	-33 958	-373 690
III. Net cash flows from investing activities (I-II)	-32 298	-74 569
C. Cash flows from financing activities		
I. Cash provided by financing activities	0	0
1. Issuance of shares and other capital securities and additional paid-in capital	0	0
2. Bank credits and loans contracted	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

3. Issuance of debt securities	0	0
4. Other financial income	0	0
II. Cash used in financing activities	- 8 341	- 6 423
1. Acquisition of own shares	0	0
2. Dividends and other payments to shareholders	0	0
3. Profit distribution expenses other than payments to shareholders	0	0
4. Payments of bank credits and loans	- 1 658	- 5 004
5. Redemption of debt securities	0	0
6. Payments of other financial liabilities	0	0
7. Finance lease commitments paid	0	0
8. Interest paid	- 6 683	- 1 419
9. Other financial expenses	0	0
III. Net cash flows from financing activities (I-II)	- 8 341	- 6 423
D. Total net cash flows (A.III+/-B.III+/-C.III)	- 2 205	- 62 352
E. Change in balance-sheet cash and cash equivalents	- 2 205	- 62 352
- of which change in cash and cash equivalents due to foreign exchange differences	0	0
F. Cash and cash equivalents - beginning of period	30 287	130 016
G. Cash and cash equivalents - end of period (F+/-D)	28 082	67 664
- of which those with restricted availability	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	June 30, 2004	2 003	June 30, 2003
a) cost of finished research and development work	0	0	0
b) goodwill	0	10	182
c) concessions, patents, licenses and similar assets purchased, of which:	3 805	3 982	4 319
- computer software	736	783	992
d) other intangible assets	1 283	1 024	5
e) prepaid intangible assets	0	0	56
Total intangible assets	5 088	5 006	4 562

NOTE 1C

INTANGIBLE ASSETS - by ownership	June 30, 2004	2 003	June 30, 2003
a) owned	5 088	5 006	4 562
b) used under leasing, rent, tenancy or similar contract, of which:			
-			
Total intangible assets	5 088	5 006	4 562

ORBIS S.A. SA-P 2004 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) cost of finished research and development work	b) goodwill	c) concessions, patents, licenses and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period	0	2 737	14 238	10 408	1 128	0	18 103
b) additions, of which:	0	0	421	420	259	0	680
- take-over from investments	0	0	4	4	0	0	4
- purchase	0	0	417	416	259	0	676
- other	0	0	0	0	0	0	0
c) reductions, of which:	0	0	- 50	- 50	- 15	0	- 65
- sale	0	0	- 1	- 1	0	0	- 1
- liquidation	0	0	- 49	- 49	- 15	0	- 64
- other	0	0	0	0	0	0	0
d) gross value of intangible assets at the end of period	0	2 737	14 609	10 778	1 372	0	18 718
e) accumulated amortization at the beginning of period	0	2 737	10 256	9 625	104	0	13 097
f) amortization for the period, of which:	0	0	548	417	- 15	0	533
- annual write-down	0	0	597	466	0	0	597
- sale	0	0	0	0	0	0	0
- liquidation	0	0	- 49	- 49	- 15	0	- 64
- other	0	0	0	0	0	0	0
g) accumulated amortization at the end of period	0	2 737	10 804	10 042	89	0	13 630
h) write-downs due to permanent loss of value at the beginning of period	0	0	0	0	0	0	0
- additions	0	0	0	0	0	0	0
- reductions	0	0	0	0	0	0	0
i) write-downs due to permanent loss of value at the end of period	0	0	0	0	0	0	0
j) net value of intangible assets at the end of period	0	0	3 805	736	1 283	0	5 088

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 2A

TANGIBLE FIXED ASSETS	June 30, 2004	2 003	June 30, 2003
a) tangible assets, of which:	**1 128 219**	1 151 757	1 107 219
- land (inclusive of right of perpetual land lease)	**74 361**	76 234	76 360
- buildings, premises and land and water engineering structures	**948 616**	961 300	917 120
- machinery and technical equipment	**70 395**	75 597	71 773
- transportation vehicles	**1 010**	1 583	2 095
- other tangible assets	**33 837**	37 043	39 871
b) tangible assets in progress	**42 084**	38 555	54 174
c) prepaid tangible assets in progress	**456**	890	2 755
Total tangible fixed assets	**1 170 759**	1 191 202	1 164 148

ORBIS S.A. SA-P 2004 in thousands of PLN

NOTE 2B

CHANGES IN TANGIBLE FIXED ASSETS - by category

	- land (inclusive of *right of perpetual* land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	76 234	1 398 434	248 955	6 668	132 249	1 862 540
b) additions, of which:	0	2 170	4 709	0	3 072	9 951
- take-over from investments	0	784	644	0	81	1 509
- purchase	0	1 386	2 743	0	1 816	5 945
- other	0	0	1 322	0	1 175	2 497
c) reductions, of which:	- 1 873	- 1 436	- 2 274	- 989	- 696	- 7 268
- sale	- 1 873	- 1 436	- 1 198	- 915	- 334	- 5 756
- liquidation	0	0	- 1 030	- 74	- 332	- 1 436
- other	0	0	- 46	0	- 30	- 76
d) gross value of tangible fixed assets at the end of period	74 361	1 399 168	251 390	5 679	134 625	1 865 223
e) accumulated depreciation at the beginning of period	0	425 397	173 033	5 085	95 206	698 721
f) depreciation for the period, of which:	0	9 538	7 637	- 416	5 582	22 341
- annual write-down	0	10 433	8 458	422	6 253	25 566
- sale	0	- 895	- 1 100	- 795	- 326	- 3 116
- liquidation	0	0	- 1 000	- 43	- 329	- 1 372
- other	0	0	1 279	0	- 16	1 263
g) accumulated depreciation at the end of period	0	434 935	180 670	4 669	100 788	721 062
h) write-downs due to permanent loss of value at the beginning of period	0	11 737	325	0	0	12 062
- additions	0	3 880	0	0	0	3 880
- reductions	0	0	0	0	0	0
i) write-downs due to permanent loss of value at the end of period	0	15 617	325	0	0	15 942
j) net value of tangible fixed assets at the end of period	74 361	948 616	70 395	1 010	33 837	1 128 219

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 2C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	June 30, 2004	2 003	June 30, 2003
a) owned	1 055 148	1 076 721	1 031 859
b) used under leasing, rent, tenancy or similar contract, of which:	73 071	75 036	75 360
-			
Total balance-sheet tangible fixed assets	1 128 219	1 151 757	1 107 219

NOTE 2D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	June 30, 2004	2 003	June 30, 2003
used under leasing, rent, tenancy or similar contract, of which:	0	0	0
- value of land used perpetually	0	0	0
-			
Total off-balance-sheet tangible fixed assets	0	0	0

NOTE 3A

LONG-TERM RECEIVABLES	June 30, 2004	2 003	June 30, 2003
a) long-term accounts receivable from affiliated companies, of which:	606	727	849
- from subsidiary companies:	0	0	0
-			
- from mutually controlled companies:	0	0	0
-			
- from associated companies:	606	727	849
- joining a debt	606	727	849
- from a significant investor:			
-			
- from the parent company:	0	0	0
-			
b) from other companies:	0	0	38
-sale of short term investment	0	0	38
Net long-term receivables	606	727	887
c) allowances for doubtful accounts	0	0	0
Gross long-term receivables	606	727	887

NOTE 3B

CHANGES IN LONG-TERM RECEIVABLES	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	727	1 008	1 008
- joining a debt	727	970	970
-sale of short term investment	0	38	38
b) additions, of which:	0	0	0
- receivables	0	0	0
c) reductions, of which:	- 121	- 281	- 121
- transfer into short term receivables	- 121	- 281	- 121
d) balance at the end of period	606	727	887
- joining a debt	606	727	849
- sale of short term investment	0	0	38

NOTE 3C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES	June 30, 2004	2 003	June 30, 2003
Balance at the beginning of period	0	0	0
a) additions, of which:	0	0	0
b) reductions, of which:	0	0	0
-			
Allowances for doubtful long-term receivables at the end of period	0	0	0

NOTE 3D

LONG-TERM RECEIVABLES - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	606	727	887
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total long-term receivables	606	727	887

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 4A

CHANGES IN REAL ESTATE - by category	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	0	3 879	3 879
- perpetual usufruct of land	0	2 179	2 179
- buildings	0	1 700	1 700
b) additions, of which:	14 074	0	0
- reclassification to long term investments	14 074	0	0
- perpetual usufruct of land	8 884	0	0
- buildings	5 190	0	0
c) reductions, of which:	0	3 879	3 879
- reclassification to short term investments	0	3 879	3 879
- perpetual usufruct of land	0	2 179	2 179
- buildings	0	1 700	1 700
d) balance at the end of period	14 074	0	0
- perpetual usufruct of land	8 884	0	0
- buildings	5 190	0	0

Real property of hotel Bristol, which due to lack of a reliable market valuation at the balance sheet date, are presented at purchase price or development cost.

NOTE 4B

CHANGES IN INTANGIBLE ASSETS - by category	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	0	0	0
-			
b) additions, of which:	0	0	0
-			
c) reductions, of which:	0	0	0
-			
d) real estate at the end of period			
-	0	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 4C

LONG-TERM FINANCIAL ASSETS	June 30, 2004	2 003	June 30, 2003
a) in subsidiary companies	465 075	465 075	24 009
- shares	465 075	465 075	24 009
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-			
b) in mutually controlled companies	0	0	0
- shares	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-			
c) in associated companies	6 985	5 623	6 034
- shares	3 696	3 696	4 083
- debt securities			
- other securities - by type			
-			
- loans granted	3 289	1 927	1 951
- other long-term financial assets - by type	0	0	0
-			
d) in a significant investor	0	0	0
- shares	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-			
e) in the parent company	0	0	0
- shares	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-			
f) in other companies	31	1 306	1 306
- shares	0	1 275	1 275
- debt securities	0	0	0
- other securities - by type	31	31	31
-			
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-			
Tptal long-term financial assets	472 091	472 004	31 349

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 4D

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD, of which:	June 30, 2004	2 003	June 30, 2003
a) goodwill of subsidiary and associated companies, of which:	0	0	0
- subsidiary companies			
- mutually controlled companies			
- associated companies			
b) negative goodwill of subsidiary and associated companies, of which:	0	0	0
- subsidiary companies			
- mutually controlled companies			
- associated companies			

NOTE 4E

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	June 30, 2004	2 003	June 30, 2003
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross company goodwill at the end of period			
e) company goodwill write-downs at the beginning of period			
f) company goodwill write-downs recorded in the period, of which:			
-			
g) company goodwill write-downs at the end of period			
h) net company goodwill at the end of period	0	0	0

NOTE 4F

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	June 30, 2004	2 003	June 30, 2003
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross company goodwill at the end of period			
e) company goodwill write-downs at the beginning of period			
f) company goodwill write-downs recorded in the period, of which:			
-			
g) company goodwill write-downs at the end of period			
h) net company goodwill at the end of period	0	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 4G

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	June 30, 2004	2 003	June 30, 2003
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross company goodwill at the end of period			
e) company goodwill write-downs at the beginning of period			
f) company goodwill write-downs recorded in the period, of which:			
-			
g) company goodwill write-downs at the end of period			
h) net company goodwill at the end of period	0	0	0

NOTE 4H

CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES	June 30, 2004	2 003	June 30, 2003
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross negative company goodwill at the end of period			
e) negative company goodwill write-downs at the beginning of period			
f) negative company goodwill write-downs recorded in the period, of which:			
-			
g) negative company goodwill write-downs at the end of period			
h) net negative company goodwill at the end of period	0	0	0

NOTE 4I

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED COM	June 30, 2004	2 003	June 30, 2003
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross negative company goodwill at the end of period			
e) negative company goodwill write-downs at the beginning of period			
f) negative company goodwill write-downs recorded in the period, of which:			
-			
g) negative company goodwill write-downs at the end of period			
h) net negative company goodwill at the end of period	0	0	0

NOTE 4J

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	June 30, 2004	2 003	June 30, 2003
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross negative company goodwill at the end of period			
e) negative company goodwill write-downs at the beginning of period			
f) negative company goodwill write-downs recorded in the period, of which:			
-			
g) negative company goodwill write-downs at the end of period			
h) net negative company goodwill at the end of period	0	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 4K

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	472 004	30 933	30 933
- shares and other securities	470 077	29 045	29 045
- long term loans	1 927	1 888	1 888
b) additions, of which:	1 362	441 927	698
- purchase	0	441 802	0
- loans granted	1 244	0	1
- other	118	125	697
c) reductions, of which:	1 275	856	282
- payment of loans	0	0	0
- sale	0	0	0
- impairment in value of investment	1 275	282	282
- debasement of capital	0	488	0
- other	0	86	0
d) balance at the end of period	472 091	472 004	31 349
- shares and other securities	468 802	470 077	29 398
- long term loans	3 289	1 927	1 951

IS S.A. SA-P 2004 in thousands of PLN

RES IN SUBSIDIARY AND ASSOCIATED COMPANIES

a	b	c	d	e	f	g	h	i	j	k	l
lame of company and ›gal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in Items j) and k)
ʼioska Turyst. Wilkasy	Wilkasy	hotel and rest.	subsidiary	non	1990	2 429	(1 932)	497	100	100	-
ːekon S.A.	Warszawa	hotel and rest	subsidiary	full	2003	441 041	0	441 041	100	100	-
›rbisTransport Sp.z o.o. W	Warszawa	transportation	subsidiary	full	1993	11 887	0	11 887	84	84	-
BP"Orbis" Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	11 624	0	11 624	70	70	-
ʼonbis Sp. z o.o.	Warszawa	real property devel. & administration	subsidiary	non	2003	25	0	25	50	50	Management Board
H Majewicz Sp. z o.o.	Bydgoszcz	real property devel. & administration	affiliate	non	-	2 157	(2 073)	84	49	49	-
›rbis Casino Sp. z o.o.	Warszawa	lotteries	affiliate	equity method	-	1 600	0	1 600	33	33	-
ilobis Poznań Sp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	2 000	0	2 000	25	25	-
ilobis WrocławSp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	13	0	13	25	25	-

E 4M

RES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

a	m					n			o			p	r	s	t
lame of company	Shareholders' Equity, of which:					Liabilities and reserves on liabilities of which:			Receivables, of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
	Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
ʼioska Turyst. Wilkasy	1 650		781	0	(169)	1 147	0	206	175	0	175	4 387	530	0	0
lekon S.A.	300 000		4 719	974	9 649	19 471	0	16 969	4 100	0	4 100	350 831	43 687	0	11027
›rbisTransport Sp.z o.o. W	14 429		17 700	203	5 430	64 048	44 606	14 268	20 768	3 417	17 351	101 844	49 952	0	0
BP"Orbis" Sp. z o.o.	16 454		2 537	0	(2 247)	51 400	1 711	46 226	27 714	0	27 714	68 240	69 550	0	0
ːonbis Sp. z o.o.	50		0	0	0	0	0	0	0	0	0	0	0	25	0
H Majewicz Sp. z o.o.	2 202		453	(594)	62	1 930	727	705	508	0	508	4 316	3 722	0	0
›rbis Casino Sp. z o.o.	4 800		3 422	0	2 438	13 681	4 495	9 137	1 455	0	1 455	24 787	191 406	0	800
ilobis Poznań Sp. z oo	8 000		0	(5 305)	888	49 616	46 725	2 200	890	0	890	58 576	1 658	0	0
ilobis WrocławSp. z oo	50		0	(25)	0	31	0	31	56	0	56	56	0	13	0

BIS S.A. SA-P 2004 in thousands of PLN

ARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (page2)

a	b	c	d	e	f	g	h	i	j	k	l
Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
Inter Bus Sp. z o.o.	Warszawa	transportation	subsidiary	full		18	0	18	70	70	-
Orbis Polish Travel	Nowy Jork	travel office	subsidiary	full	1995	619	-619	0	88	88	-
Capital Parking	Warszawa	renting	subsidiary	full	2002	340	0	340	68	68	-
UAB Hekon	Litwa	hotels	subsidiary	full	2003	9 383	0	9 383	100	100	-

ARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

a	m					n			o			p	r	s	t
Name of company	Shareholders' Equity, of which:					Liabilities and reserves on liabilities of which:			Receivables,of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
	Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
Inter Bus Sp. z o.o.	26		7	(345)	116	3 484	0	3 484	1 304	0	1 304	3 416	3 615	0	0
Orbis Polish Travel	293		718	(2 466)	(115)	2 343	1 473	0	0	0	0	773	3 347	0	0
Capital Parking	500		0	(1 613)	(60)	2 045	0	2 040	459	0	459	872	1 696	0	0
VAB Hekon	9 383		0	-385	(3 116)	8 071	6 058	1 634	1 861	0	1 861	13 792	1 935	0	0

BIS S.A. SA-P 2004 in thousands of PLN

TE 4N

ARES IN OTHER COMPANIES

a	b	c	d	e		f	g	h	i
Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid up by the Company	Dividends received or receivable for the last year
Bank Współpracy Europejskiej S.A.	Warszawa	banking services	0	0	117 291	1,09	1,09	0,00	0,00
Polskie Hotele Sp. z o.o. w likwidacji	Warszawa	hotel supplies' services	0	0	125	0,80	0,80	0,00	0,00
Rena-Kord S.A. w upadłości	Łódź	production, sale of textiles, industrial articles and agricultural products	0	0	9 468	0,01	0,01	0,00	0,00
Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0	0	45 984	0,08	0,08	0,00	0,00
PPTE Diament S.A. w likwidacji	Warszawa	employee pension fund	0	0	100	16,00	16,00	0,00	0,00
Walewice Sp. z o.o. w likwidacji	Walewice	leisure, trade & foodstuff industry	0	0	10	38,05	14,29	0,00	0,00

NOTE 4O

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	468 802	470 077	29 398
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency . / EURO	0	0	0
in thousands PLN	0	42 500	42 500
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total long-term securities, shares and other financial assets	468 802	470 077	29 398

NOTE 4P

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	June 30, 2004	2 003	June 30, 2003
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...			
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...			
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	468 802	470 077	29 398
a) shares (balance sheet value)	468 771	470 046	29 367
- revaluation adjustments (for the period)	- 1 275	- 282	- 282
- value at the beginning of period	470 046	29 014	29 014
- value at purchase prices	473 530	473 530	32 852
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	31	31	31
c1. ...	31	31	31
- revaluation adjustments (for the period)	0	0	0

- value at the beginning of period	31	31	31
- value at purchase prices	31	31	31
...			
D. Securities with restricted marketability (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...			
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...			
Total value at purchase prices	473 561	473 561	32 883
Total value at the beginning of period	470 077	29 045	29 045
Total revaluation adjustments (for the period)	- 1 275	- 282	- 282
Total balance sheet value	468 802	470 077	29 398

NOTE 4Q

LONG-TERM LOANS GRANTED - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	502	0	0
b) in foreign currencies (and as restated in PLN)	2 787	1 927	1 951
b1. unit / currency thousands / USD	744	524	508
in thousands PLN	2 787	1 927	1 951
b2. unit / currency .... /			
in thousands PLN			
b3. in other foreign currencies as restated in thousands PLN	0	0	0
Total long-term loans granted	3 289	1 927	1 951

NOTE 4R

OTHER LONG-TERM INVESTMENTS - by category	June 30, 2004	2 003	June 30, 2003
-works of art.	601	567	395
Total other long-term investments	601	567	395

NOTE 4S

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	567	395	395
-works of art.	567	395	395
b) additions, of which:	34	172	0
-revaluation of fair value	0	162	0
-other	34	10	0
c) reductions, of which:	0	0	0
d) balance at the end of period	601	567	395
-works of art.	601	567	395

NOTE 4T

OTHER LONG-TERM INVESTMENTS - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	601	567	395
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total other long-term investments	601	567	395

NOTE 5A

CHANGES IN DEFERRED INCOME TAX	June 30, 2004	2 003	June 30, 2003
1. Balance of deferred income tax at the beginning of period, of which:	11 988	15 794	15 794
a) reflected in financial results	11 988	15 794	15 794
- tangible fixed assets	34	36	36
- long term investments	851	1 490	1 490
- short term receivables	639	1 008	1 008
- short term investments	251	232	232
- long term reserves	5 940	9 462	9 462
- short term reserves	2 462	3 386	3 386
- short term liabilities	1 811	180	180
b) reflected in shareholders' equity	0	0	0
-			
c) reflected in in goodwill or negative goodwill	0	0	0
-			
2. Additions	7 936	5 788	5 346
a) reflected in financial results for the priod due to negative timing differences:	7 936	5 788	5 346
- negative timing differences	7 777	3 827	4 613
- tangible fixed assets	2 258	11	0
- long term investments	242	54	76
- short term receivables	601	639	996
- short term investments	0	0	363
- long term reserves	0	411	128
- short term reserves	2 818	901	2 940
- long term liabilities	922	0	0
- short term liabilities	936	1 811	110
- change of tax ratio	0	0	0
- long term investments	0	0	0
- long term reserves	0	0	0
- others	159	1 961	733
- short term reserves	159	1 604	733
b) reflected in financial results for the priod due to taxation loss:	0	0	0
-			
c) reflected in shareholders' equity for the priod due to negative timing differences:	0	0	0
-			
d) reflected in shareholders' equity for the priod due to taxation loss:	0	0	0
-			
e) reflected in in goodwill or negative goodwill due to negative timing differences:	0	0	0
-			
3. Reductions	- 3 839	- 9 594	- 4 149
a) reflected in financial results for the priod due to negative timing differences:	- 3 839	- 9 594	- 4 149
- reverse of negative timing differences	- 3 680	- 4 592	- 3 416
- tangible fixed assets	0	- 3	- 3

ORBIS S.A. SAP 2004 in thousands of PLN

- long term investments	0	0	0
- short term receivables	- 639	- 1 008	- 1 008
- short term investments	0	- 232	0
- long term reserves	0	0	0
- short term reserves	- 1 429	- 3 169	- 2 286
- short term liabilities	- 1 612	- 180	0
- change of tax ratio	0	- 3 041	0
- tangible fixed assets	0	- 10	0
- long term investments	0	- 336	0
-short term investments	0	- 106	0
- long term reserves	0	- 2 329	0
- short term reserves	0	- 260	0
- short term liabilities	0	0	0
- others	- 159	- 1 961	- 733
- long term investments	0	- 357	0
- long term reserves	- 159	- 1 604	- 733
b) reflected in financial results for the priod due to taxation loss:	0	0	0
-			
c) reflected in shareholders' equity for the priod due to negative timing differences:	0	0	0
-			
d) reflected in shareholders' equity for the priod due to taxation loss:	0	0	0
-			
e) reflected in in goodwill or negative goodwill due to negative timing differences:	0	0	0
-			
4. Total deferred income tax at the end of period, of which:	16 085	11 988	16 991
a) reflected in financial results	16 085	11 988	16 991
- tangible fixed assets	2 292	34	32
- long term investments	1 093	851	1 567
- short term receivables	601	639	996
- short term investments	251	251	595
- long term reserves	5 781	5 940	8 857
- short term reserves	4 010	2 462	4 773
- long term liabilities	922	0	0
- short term liabilities	1 135	1 811	171
b) reflected in shareholders' equity	0	0	0
-			
c) reflected in in goodwill or negative goodwill	0	0	0

Negative timing differences

	short term	long term		
		2005/2006 year	2006/2007 year	next years
Assets				
tangible fixed assets	12 062			
long term investments				5 755
short term receivables	3 163			
short term investments	1 323			
Shareholder's equity and liabilities				
long term reserves		6 641	6 641	17 142
short term reserves	20 920			
long term liabilities				4 853
short term liabilities	5 974			
Total	43 443			41 033

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 5B

OTHER DEFERRED EXPENSES	June 30, 2004	2 003	June 30, 2003
a) deferred expenses, of which:	0	0	0
b) other deferred assets, of which:	0	0	21
-cost of shares issue	0	0	0
- other	0	0	21
Total other deferred assets	0	0	21

NOTE 6

INVENTORIES	June 30, 2004	2 003	June 30, 2003
a) raw materials	8 223	9 167	9 543
b) work in process	0	0	0
c) finished products	0	0	0
d) merchandise	610	651	646
e) prepaid supplies	364	294	94
Total inventories	9 197	10 112	10 283

NOTE 7A

CURRENT RECEIVABLES	June 30, 2004	2 003	June 30, 2003
a) from affiliated companies	14 922	2 601	5 871
- trade accounts receivable, with maturity of:	2 853	2 359	4 817
- less than 12 months	2 853	2 359	4 817
- over 12 months	0	0	0
- dividends	11 827	0	0
- other	242	242	1 054
- receivables in litigation	0	0	0
b) from subsidiary and associated companies	38 657	32 782	40 193
- trade accounts receivable, with maturity of:	28 189	15 573	28 285
- less than 12 months	25 660	13 510	25 730
- over 12 months	2 529	2 063	2 555
- taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable	4 190	11 040	4 561
- dividends	0	0	0
- other	6 278	6 169	7 347
- receivables in litigation	0	0	0
Total net current receivables	53 579	35 383	46 064
c) allowance for doubtful accounts receivable	3 951	4 206	4 598
Total gross current receivables	57 530	39 589	50 662

NOTE 7B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	June 30, 2004	2 003	June 30, 2003
a) trade accounts receivable, of which:	2 853	2 359	4 817
- from subsidiary companies	2 853	2 359	4 817
- from mutually controlled companies	0	0	0
- from associated companies	0	0	0
- from a significant investor	0	0	0
- from the parent company	0	0	0
b) other receivables, of which:	12 069	242	1 054
- from subsidiary companies	11 027	0	0
- from mutually controlled companies	0	0	0
- from associated companies	1 042	242	1 054
- from a significant investor	0	0	0
- from the parent company	0	0	0
c) receivables in litigation, of which:	0	0	0
- from subsidiary companies	0	0	0
- from mutually controlled companies	0	0	0
- from associated companies	0	0	0
- from a significant investor	0	0	0
- from the parent company	0	0	0
Total net current receivables from affiliated companies	14 922	2 601	5 871
d) allowance for doubtful accounts receivable from affiliated companies	*0*	*0*	*0*
Total gross current receivables from affiliated companies	**14 922**	2 601	5 871

NOTE 7C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES	June 30, 2004	2 003	June 30, 2003
Balance at the beginning of period	4 206	4 669	4 669
a) additions, of which:	329	1 998	813
- from debtors put into bankrupcy	0	43	29
- doubtful receivables	158	1 138	445
- other	171	817	339
b) reductions, of which:	584	2 461	884
- from debtors put into bankrupcy	17	211	52
- doubtful receivables	248	980	449
- other	319	1 270	383
Allowances for doubtful current receivables at the end of period	3 951	4 206	4 598

NOTE 7D

GROSS CURRENT RECEIVABLES - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	53 083	37 762	47 746
b) in foreign currencies (and as restated in PLN)	4 447	1 827	2 916
b1. unit / currency thousand /USD	63	79	113
in thousands PLN	236	292	434
b4. unit / currency thousand /EURO	890	338	585
in thousands PLN	4 211	1 535	2 482
b5. in other foreign currencies as restated in thousands PLN	0	0	0
Total current receivables	**57 530**	39 589	50 662

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 7E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	June 30, 2004	2 003	June 30, 2003
a) to 1 month	18 842	9 033	18 368
b) over 1 month to 3 months	252	247	296
c) over 3 months to 6 months	58	111	199
d) over 6 months to 1 year	12	12	5
e) over 1 year	12	15	11
f) past-due trade accounts receivable	14 630	11 407	17 531
Total trade accounts receivable (gross)	33 806	20 825	36 410
g) allowance for doubtful trade accounts receivable	2 764	2 893	3 308
Total trade accounts receivable (net)	31 042	17 932	33 102

NOTE 7F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	June 30, 2004	2 003	June 30, 2003
a) to 1 month	9 307	4 140	9 284
b) over 1 month to 3 months	1 384	3 493	3 909
c) over 3 months to 6 months	1 015	902	583
d) over 6 months to 1 year	407	824	1 210
e) over 1 year	2 517	2 048	2 545
Total past-due trade accounts receivable (gross)	14 630	11 407	17 531
f) allowance for doubtful past-due trade accounts receivable	2 764	2 893	3 308
Total past-due trade accounts receivable (net)	11 866	8 514	14 223

NOTE 8

The company makes allowance for all doubtful past due trade accounts receivable and doubtful accounts receivable. Trade accounts receivable should be paid within 1 month.

NOTE 9A

SHORT-TERM FINANCIAL ASSETS	June 30, 2004	2 003	June 30, 2003
a) in subsidiary companies	0	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
b) in mutually controlled companies	0	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
c) in associated companies	0	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
d) in a significant investor	0	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			

-			
e) in the parent company	0	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
f) in other companies	0	0	36 949
- shares	0	0	0
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
g) cash and cash equivalents	28 082	30 287	67 664
- cash at bank and on hand	23 658	27 722	62 273
- other cash	4 422	2 561	5 369
- cash equivalents	2	4	22
Total short-term financial assets	28 082	30 287	104 613

NOTE 9B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	0	0	0
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total short-term securities, shares and other financial assets	0	0	0

NOTE 9C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	June 30, 2004	2 003	June 30, 2003
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			

- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	505	505	505
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
D. Securities with restricted marketability (balance sheet value)	0	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
Total value at purchase prices	505	505	505
Total value at the beginning of period	0	0	0
Total revaluation adjustments (balance)	0	0	0
Total balance sheet value	0	0	0

NOTE 9D

SHORT-TERM LOANS GRANTED - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	0	0	0
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total short-term loans granted	0	0	0

NOTE 9E

CASH AND CASH EQUIVALENTS - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	27 783	20 953	47 373
b) in foreign currencies (and as restated in PLN)	299	9 334	20 291
b1. unit / currency thousand /GBP	0	0	858
in thousands PLN	0	0	5 439
b2. unit / currency thousand /USD	3	555	1 652
in thousands PLN	14	2 090	6 350
b3. unit / currency thousand /EUR	61	1 544	1 936
in thousands PLN	273	7 214	8 492
b5. in other foreign currencies as restated in thousands PLN	0	0	2 676
in thousands PLN	13	30	10
Total cash and cash equivalents	28 082	30 287	67 664

NOTE 9F

OTHER SHORT-TERM INVESTMENTS - by category	June 30, 2004	2 003	June 30, 2003
-land (perpetual usufruct of land)	394	9 279	9 279
-buildings	2 764	7 953	7 953
instruments	0	34	34
Total other short-term investments	3 158	17 266	17 266

NOTE 9G

OTHER SHORT-TERM INVESTMENTS - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	3 158	17 266	17 266
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total other short-term investments	3 158	17 266	17 266

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 10

SHORT-TERM DEFERRED EXPENSES	June 30, 2004	2 003	June 30, 2003
a) deferred expenses, of which:	15 239	2 987	17 024
- payroll expenses	6 350	0	5 492
-finanacial costs	4 913	0	4 855
-operation costs	133	1 941	875
- cost of insurance	1 014	792	451
- cost of reconstruction	0	0	0
-costs of purchase of investments	0	0	1 821
-mandatory charge of Social Benefit Fund	1 879	0	2 037
- other	950	254	1 493
b) other deferred assets, of which:	0	0	0
-			
Total short-term deferred assets	0	0	0

NOTE 11

In the present reporting period the following write-downs due to permanenet impairment in value of fixed assets were performed:

I/Tangible assetes -3880 PLN thousand , building of Europejski hotel.
II/Tangible assets in progress - 2016 PLN thousand -project of modernization of Europejski hotel
III/Short term receivables -data by titles are presented in note 7
IV/Financial assets - 1 275 PLN thousand - BWE SA shares.

NOTE 12

SHARE CAPITAL				Par value on shares =	2,00 PLN			
Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Date of registration	Dividend rights (since)
A	common bearer	-	37 500 000	75 000 000	own funds	09.01.1991	09.01.1991	
B	common bearer	-	8 523 625	17 047 250	cash	21.04.1998	01.01.1997	
C	common bearer	-	53 383	106 766	cash	21.04.1998	01.01.1997	
Total number of shares			46 077 008					
Total share capital				92 154 016				

As of June30, 2004 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 35,58%, Deutsche Bank-8,92%, CU OFE BPH CU WBK-5,08%, Globe Trade Centre S.A. - 5%.Information about company's shareholders on the date of submitting the financial report is shown in Note 23 of Additional notes.

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 13A

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

NOTE 13B

ISSUER'S SHARES OWNED BY ITS AFFILIATED COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 14

RESERVE CAPITAL	June 30, 2004	2 003	June 30, 2003
a) additional paid-in capital	132 944	132 944	132 944
b) capital established due to legal restrictions	55 341	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	512 690	487 273	487 273
d) additional capital contributed by shareholders/partners	0	0	0
e) other - by type	55 117	52 712	52 257
-			
Total reserve capital	756 092	728 270	727 815

NOTE 15

REVALUATION CAPITAL	June 30, 2004	2 003	June 30, 2003
a) revaluation of tangible assets	263 710	267 659	267 987
b) gains / losses on valuation of financial instruments, of which:	0	0	0
- on valuation of hedging instruments	0	0	0
c) deferred income tax	- 103	- 103	- 102
d) foreign exchange differences on foreign divisions	0	0	0
e) other - by type	544	544	383
- valuation of long term investments	544	544	383
Total reserve capital	264 151	268 100	268 268

NOTE 16

OTHER RESERVE CAPITAL - by appropriation	June 30, 2004	2 003	June 30, 2003
- provision for purchase of the right of perpetual usufruct of land acquired from local administawtive authorities	63 127	65 000	65 126
Total other reserve capital	63 127	65 000	65 126

NOTE 17

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	June 30, 2004	2 003	June 30, 2003
-			
Total net profit write-offs during the financial year	0	0	0

NOTE 18A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	June 30, 2004	2 003	June 30, 2003
1. Reserve for deferred income tax at the beginning of period, of which:	14 017	15 996	15 996
a) reflected in financial results	13 914	15 388	15 388
- tangible fixed assets	9 852	10 922	10 922
- long term investments	451	459	459
- short term receivables	124	108	108
- short term investments	3 288	3 899	3 899
- long term liabilities	143	0	0
- short term liabilities	56	0	0
b) reflected in shareholders' equity	103	608	608
- long term investments	103	608	608
- short term investments	0	0	0
- short term receivables	0	0	0
c) reflected in in goodwill or negative goodwill	0	0	0
2. Additions	5 559	4 085	1 964
a) reflected in financial results for the priod due to positive timing differences:	5 559	4 054	1 964

ORBIS S.A. SAP 2004 in thousands of PLN

- timing difference from the prior reporting period	2 841	3 595	1 964
- tangible fixed assets	1 467	2 600	1 770
- long term investments	0	451	13
- short term receivables	1 358	124	176
- short term investments	16	221	5
- long term liabilities	0	143	0
-short term liabilities	0	56	0
- change of ratio	0	0	0
- tangible fixed assets	0	0	0
- long term investments	0	0	0
- others	2 718	459	0
- short term investments	0	459	0
- short term liabilities	38	0	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	0	31	0
- change of tax ratio	0	31	0
- long term investments	0	31	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0	0
-			
3. Reductions	- 3 228	- 6 064	- 961
a) reflected in financial results for the priod due to positive timing differences:	- 3 228	- 5 528	- 455
- reverse of timing differences	- 510	- 725	- 455
- tangible fixed assets	- 171	- 617	- 347
- short term receivables	- 124	- 108	- 108
- short term investments	- 196	0	0
- short term liabilities	- 19	0	0
- change of tax ratio	0	- 4 344	0
- tangible fixed assets	0	- 3 053	0
- long term investments	0	0	0
- short term investments	0	- 1 291	0
- short term liabilities	0	0	0
- others	- 2 718	- 459	0
- long term investments	0	- 459	0
-long term liabilities	- 38	0	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	0	- 536	- 506
- reverse of timing differences	0	- 506	- 506
- long term investments	0	- 506	- 506
- change of tax ratio	0	- 30	0
- long term investments	0	- 30	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0	0
-			
4. Reserve for deferred income tax at the end of period, of which:	16 348	14 017	16 999
a) reflected in financial results	16 245	13 914	13 106
- tangible fixed assets	11 148	9 852	12 345
- long term investments	3 131	451	472
- short term receivables	1 358	124	113
- short term investments	428	3 288	113
- long term liabilities	105	143	0
- short term liabilities	75	56	0
b) reflected in shareholders' equity	103	103	102
- long term investments	103	103	102
- short term investments	0	0	0
- short term receivables	0	0	0
c) reflected in in goodwill or negative goodwill	0	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

Positive timing differences - charged to profit and loss account

	short term	long term 2005/2006 year	2006/2007 year	next years
Assets				
tangible fixed assets	24 324	2 920	2 920	28 508
long term investments				16 484
short term receivables	7 147			
short term investments	2 246			
long term liabilities		318	216	20
short term liabilities	395			
TOTAL	34 112			51 386

Positive timing differences - charged to reserve capital

Assets

	short term	long term 2005/2006 year	2006/2007 year	next years
Assets				
long term investments				544
short term investments				
TOTAL				544

NOTE 18B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	31 262	35 046	35 046
- reserve for retirement severance payments	5 155	5 632	5 632
- reserve for jubilee awards	25 678	29 047	29 047
- reserve fordisability payment	429	367	367
b) additions, of which:	33	2 156	476
- reserve for retirement severance payments	0	398	163
- reserve for jubilee awards	0	1 696	309
- reserve fordisability payment	33	62	4
c) reversals, of which:	0	0	0
- reserve for retirement severance payments	0	0	0
- reserve for jubilee awards	0	0	0
d) reverse of provision	0	0	0
- reserve for retirement severance payments	0	0	0
e) transfer to short term provisions	- 871	- 5 940	- 2 716
- reserve for retirement severance payments	- 728	- 875	- 539
- reserve for jubilee awards	- 143	- 5 065	- 2 169
- reserve fordisability payment	0	0	- 8
f) balance at the end of period	30 424	31 262	32 806
- reserve for retirement severance payments	4 427	5 155	5 256
- reserve for jubilee awards	25 535	25 678	27 187
- reserve fordisability payment	462	429	363

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 18C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	5 858	5 012	5 012
- reserve for retirement severance payments	428	378	378
- reserve for jubilee awards	5 391	4 585	4 585
- reserve fordisability payment	39	49	49
b) additions, of which:	2 522	6 833	3 506
-set up a provision	1 651	893	790
- reserve for retirement severance payments	0	77	77
- reserve for jubilee awards	1 612	806	696
- reserve fordisability payment	39	10	17
- transfer from long term investments	871	5 940	2 716
- reserve for retirement severance payments	728	875	539
- reserve for jubilee awards	143	5 065	2 169
c reversals, of which:	- 2 711	- 5 987	- 2 716
- reserve for retirement severance payments	- 351	- 902	- 539
- reserve for jubilee awards	- 2 354	- 5 065	- 2 169
- reserve fordisability payment	- 6	- 20	- 8
d reverse a provision	- 542	0	0
- reserve for retirement severance payments	- 542	0	0
- reserve for jubilee awards	0	0	0
- transfer to long term investments	- 33	0	0
- reserve fordisability payment	- 33	0	0
e) balance at the end of period	5 094	5 858	5 802
- reserve for retirement severance payments	263	428	455
- reserve for jubilee awards	4 792	5 391	5 281
- reserve fordisability payment	39	39	66

NOTE 18D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	20 280	19 090	19 090
- liability towards Varimpex - leases	20 280	19 090	19 090
b) additions, of which:	549	1 190	635
- liability towards Varimpex - leases	549	1 190	635
c) applications, of which:	0	0	0
-			
d) transfer to short term provisions	0	0	0
e) balance at the end of period	20 829	20 280	19 725
- leases liabilities towards Varimpex	20 829	20 280	19 725

NOTE 18E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	June 30, 2004	2 003	June 30, 2003
a) balance at the beginning of period	4 522	263	263
- reserve for liabilities from litigations in courts of law	4 522	263	263
b) additions, of which:	3 080	5 840	1 548
- reserve for liabilities from litigations in courts of law	911	5 840	1 548
- reserve for restructuring costs	2 169	0	0
c) reversals, of which:	0	- 33	- 33
- reserve for liabilities from litigations in courts of law	0	- 33	- 33
d) reversals	- 100	- 1 548	0
- reserve for liabilities from litigations in courts of law	- 100	- 1 548	0
d) balance at the end of period	7 502	4 522	1 778
- reserve for liabilities from litigations in courts of law	5 333	4 522	1 778
- reserve for restructuring costs	2 169	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 19A

LONG-TERM LIABILITIES	June 30, 2004	2 003	June 30, 2003
a) to subsidiary companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- *financial leasing commitments*	0	0	0
- other liabilities, by type:	0	0	0
-			
b) to mutually controlled companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-			
c) to associated companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued			
- other financial liabilities, of which:			
-			
- *financial leasing commitments*	0	0	0
- other liabilities, by type:	0	0	0
-			
d) to a significant investor	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-			
e) to the parent company	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-			
e) to other companies	290 800	314 759	51 799
- credits and loans	285 947	302 648	51 799
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	4 853	12 111	0
-			
- financial leasing commitments	4 853	0	0
- other liabilities, by type:	0	0	0
-			
Total long-term liabilities	*290 800*	*314 759*	*51 799*

NOTE 19B

LONG-TERM LIABILITIES - by maturity	June 30, 2004	2 003	June 30, 2003
a) over 1 to 3 years	169 779	192 833	51 477
b) over 3 to 5 years	121 021	121 926	322
c) over 5 years	0	0	0
Total long-term liabilities	290 800	314 759	51 799

NOTE 19C

LONG-TERM LIABILITIES - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	7 800	15 965	6 264
b) in foreign currencies (and as restated in PLN)	283 000	298 794	45 535
b1. unit / currency .thousands. / .EUR	62 305	62 426	10 000
in thousands PLN	283 000	298 794	45 535
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total long-term liabilities	290 800	314 759	51 799

ORBIS S.A. SA-P 2004 in thousands of PLN

NOTE 19D

LONG-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202		2 666		15% per annum	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny,Francuski	-
Ministerstwo Finansów-I/94	Warszawa	18 700		5 430		50% of the refinancing credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Forum Kraków	-
Konsorcjum Banków	Londyn	221 205	48 700EUR	222 078	48 911EUR	Euribor + margin and obligatory costs	2008.01.15	mortgage to secure future claims established in respect of the hotels:Novotel Centrum Poznań,Novotel Airport,Sofitel Victoria Warszawa and Hekon Guarantee for tranche A)	-
ACCOR loan (within a framework of purchase HEKON -Hotele Ekonomiczne))	Warszawa	62 348	13 726 EUR	63 706	14 025 EUR	Euribor + margin and obligatory costs	2008.10.31	without additional securities	-

NOTE 19E

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 20A

CURRENT LIABILITIES	June 30, 2004	2 003	June 30, 2003
a) to subsidiary companies	111 030	110 976	181
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- issue of debt securities	110 707	110 670	0
- dividends	0	0	0
- other financial liabilities, of which:	25	25	0
- payment for shares acquired	25	25	0
- trade liabilities, by maturity:	298	281	181
- up to 12 months	298	281	181
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other	0	0	0
b) to mutually controlled companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- issue of debt securities	0	0	0
- dividends			
- other financial liabilities, of which:			
- trade liabilities, by maturity:	0	0	0
- up to 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other	0	0	0
c) to associated companies	13	13	500
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- issue of debt securities	0	0	0
- dividends	0	0	0
- other financial liabilities, of which:	13	13	500
- payment for shares acquired	13	13	500
- trade accounts payable	0	0	0
- to 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other	0	0	0
d) to a significant investor	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- issue of debt securities	0	0	0
- dividends	0	0	0
- other financial liabilities, of which:	0	0	0
- trade accounts payable	0	0	0
- to 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other	0	0	0
-			
e) to the parent company	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0

- issue of debt securities	0	0	0
- dividends			
- other financial liabilities, of which:	0	0	0
- trade accounts payable	0	0	0
- to 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other	0	0	0
f) to other companies	61 634	60 648	72 118
- credits and loans	5 352	4 580	5 574
- long-term notes payable issued	5 352	4 580	5 574
- issue of debt securities	0	0	0
- dividends	15 666	0	15 666
- other financial liabilities, of which:	0	12 111	0
- trade accounts receivable, with maturity of:	17 978	24 448	22 898
- less than 12 months	17 978	24 448	22 714
- over 12 months	0	0	184
- trade prepayments received	1 257	2 568	2 568
- promissory notes payable	0	0	0
- taxes, import tariffs and other	13 162	9 603	17 358
- salaries and wages payable	1 656	1 866	2 366
- other	6 563	5 472	5 688
- special funds	9 843	7 427	10 809
-Company Social Fund	9 825	7 409	10 792
- other	18	18	17
Total current liabilities	182 520	179 064	83 608

NOTE 20B

CURRENT LIABILITIES - by currency	June 30, 2004	2 003	June 30, 2003
a) in Polish currency (PLN)	181 158	177 680	81 069
b) in foreign currencies (and as restated in PLN)	1 362	1 384	2 539
b1. unit / currency thousand /USD	60	71	63
in thousands PLN	226	270	255
b2. unit / currency thousand /EUR	243	233	551
in thousands PLN	1 107	1 112	2 284
b3. in other foreign currencies as restated in thousands PLN	0	2	0
Total current liabilities	182 520	179 064	83 608

NOTE 20C

SHORT-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-

NOTE 20D

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
Bonds for Hekon Hotele Ekonomiczne S.A.	109 620	3MWIBOR +marża	31.10.2004	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 21A

CHANGES IN NEGATIVE GOODWILL	June 30, 2004	2 003	June 30, 2003
Balance at the beginning of period	0	0	0
a) increases, of which:	0	0	0
-			
b) decreases, of which:	0	0	0
-			
Negative goodwill at the end of period	0	0	0

NOTE 21B

ACCRUED EXPENSES AND DEFERRED INCOME	June 30, 2004	2 003	June 30, 2003
a) accrued expenses, of which:	16 122	7 104	11 757
- long-term accruals:	5	0	16
- short-term accruals:	16 117	7 104	11 741
- reserve for liabilities towards employees	6 176	2 826	2 930
- reserve for franchising fees	2 744	57	2 506
- reserves for taxes, import tariffs and other	3 805	2 924	3 500
- reserve for the costs of branch liquidation	0	74	230
- reserve for the costs of services purchased	2 805	933	1 767
- reserve for the commissions of travel agents	333	273	202
;-other	72	17	606
b) deferred income, of which:	8 057	6 056	6 872
- long-term accruals:	144	144	161
other operating profits	144	144	3
- short-term accruals:	7 913	5 912	6 711
- free of charge take over of ownership rights	4 707	4 859	5 085
- trade prepayments	3 112	880	1 476
- *other*	94	173	150
Total accrued expenses and deferred income	24 179	13 160	18 629

NOTE 22

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

ORBIS S.A. SAP 2004 in thousands of PLN

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 23A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to	June 30, 2004	2 003	June 30, 2003
a) guarantees received, of which:	0	0	0
- from subsidiary companies			
- from mutually controlled companies			
- from associated companies			
- from a significant investor			
- from the parent company			
b) other (due to)	0	0	0
-			
- of which from subsidiary companies			
- of which from mutually controlled companies			
- of which from associated companies			
- of which from a significant investor			
- of which from the parent company			
-			
- of which from subsidiary companies			
- of which from mutually controlled companies			
- of which from associated companies			
- of which from a significant investor			
- of which from the parent company			
-			
Total contingent receivables from affiliated companies	0	0	0

NOTE 23B

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	June 30, 2004	2 003	June 30, 2003
a) guarantees extended, of which:	5 460	4 438	4 993
- to subsidiary companies			
- to mutually controlled companies			
- to associated companies	5 460	4 438	4 993
- to a significant investor			
- to the parent company			
b) other (due to)	0	0	0
-			
- of which to subsidiary companies			
- of which to mutually controlled companies			
- of which to associated companies			
- of which to a significant investor			
- of which to the parent company			
-			
- of which to subsidiary companies			
- of which to mutually controlled companies			
- of which to associated companies			
- of which to a significant investor			
- of which to the parent company			
-			
Total contingent liabilities to affiliated companies	5 460	4 438	4 993

ORBIS S.A. SAP 2004 in thousands of PLN

NOTES TO PROFIT AND LOSS ACCOUNT

NOTE 24A

NET SALES OF PRODUCTS - by class of business	6 months ended June 30, 2004	6 months ended June 30, 2003
hotel and ancillary services	190 578	178 764
- of which to affiliated companies	8 564	9 460
food and beverages	71 758	68 636
- of which to affiliated companies	1 430	1 444
lease of presmiese	12 849	12 907
- of which to affiliated companies	2 771	1 876
other	8 147	8 696
- of which to affiliated companies	5 483	1 493
Total net sales of products	283 332	269 003
- of which to affiliated companies	18 248	14 273

NOTE 24B

NET SALES OF PRODUCTS - by geographic area	6 months ended June 30, 2004	6 months ended June 30, 2003
a) domestic sales	283 332	269 003
- of which to affiliated companies	18 248	14 273
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of products	283 332	269 003
- of which from affiliated companies	18 248	14 273

NOTE 25A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	6 months ended June 30, 2004	6 months ended June 30, 2003
sales of merchandise	2 126	2 172
- of which to affiliated companies	0	0
sales of raw materials	74	281
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	2 200	2 453
- of which to affiliated companies	0	0

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 25B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	6 months ended June 30, 2004	6 months ended June 30, 2003
a) domestic sales	2 200	2 453
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	2 200	2 453
- of which from affiliated companies	0	0

NOTE 26

EXPENSES - by type	6 months ended June 30, 2004	6 months ended June 30, 2003
a) amortization and depreciation	26 163	25 144
b) raw materials and energy used	50 836	47 904
c) third party work	54 757	49 232
d) taxes and charges	12 693	13 590
e) salaries and wages	81 650	83 763
f) social security and other employee benefits	20 575	22 553
g) other expenses:	7 900	7 380
- fees for membership in hotel system	1 847	1 856
- VAT	202	243
- business travel	956	1 018
- insurance premium	1 010	801
Total expenses by type	254 574	249 566
Changes in inventories, products and deferred expenses	0	0
Cost of work and services for own needs (negative value)	0	0
Distribution expenses (negative value)	- 19 333	- 17 729
General administrative expenses (negative value)	- 44 479	- 39 340
Cost of products sold	190 762	192 497

NOTE 27

OTHER OPERATING INCOME	6 months ended June 30, 2004	6 months ended June 30, 2003
a) provisions cancelled, of which:	771	2 223
- liabilities due to employees	542	1 442
- other	229	781
b) other, of which:	3 744	3 155
- profit from non-financial investments	971	895
-withdrawal of revaluation write-offs	325	0
- indemnities received	237	149
- trademark licence fees	640	810
- donations received	8	150
- return of tax payment	894	0
- return wages of apprentices	84	233
- other	585	918
Total other operating income	4 515	5 378

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 28

OTHER OPERATING EXPENSES	6 months ended June 30, 2004	6 months ended June 30, 2003
a) provisions established, of which:	5 313	3 449
- future claims of lessor	549	635
- liabilities due to employees	1 684	1 266
- employment restructuring costs	2 169	0
- taxes	911	0
-other liabilities	0	1 548
b) other, of which:	5 071	7 346
- cost of non-financial long term investments	387	468
- positive goodwill depreciation	0	274
- donations	378	213
- trademark costs	0	24
- costs of assets disposal	25	54
- fines, penalties paid	37	42
- employment restructuring costs	3 323	5 009
-administration costs of Sofitel	222	0
- other	699	1 262
Total other operating expenses	10 384	10 795

NOTE 29A

FINANCIAL INCOME ON DIVIDENDS	6 months ended June 30, 2004	6 months ended June 30, 2003
a) from affiliated companies, of which:	11 827	1 448
- from subsidiary companies	11 027	0
- from mutually controlled companies	0	0
- from associated companies	800	1 448
- from a significant investor	0	0
- from the parent company	0	0
-from others	0	0
b) from other companies	0	0
Total financial income from dividends	11 827	1 448

NOTE 29B

FINANCIAL INCOME ON INTEREST RECEIVABLE	6 months ended June 30, 2004	6 months ended June 30, 2003
a) interest on loans granted	108	69
- from affiliated companies, of which:	108	16
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	108	16
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	0	53
b) other interest	0	0
- from affiliated companies, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	0	0
c) interest received	410	1 176
c) interest not received	0	266
Total financial income on interest receivable	518	1 511

NOTE 29C

OTHER FINANCIAL INCOME	6 months ended June 30, 2004	6 months ended June 30, 2003
a) gain on foreign exchange differences	13 347	972
- realized	- 112	972
- unrealized	13 459	0
b) reserves cancelled, of which:	0	0
c) other, of which:	662	642
- foreign currency cashier outlets	656	634
- other	6	8
Total other financial income	14 009	1 614

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 30A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	6 months ended June 30, 2004	6 months ended June 30, 2003
a) interest on credits and loans contracted	4 243	239
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	4 243	239
b) other interest	3 334	437
- for affiliated companies, of which:	3 089	0
- for subsidiary companies	3 089	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	245	437
Total financial expenses due to interest payable	7 577	676

NOTE 30B

OTHER FINANCIAL EXPENSES	6 months ended June 30, 2004	6 months ended June 30, 2003
a) loss on foreign exchange differences	0	0
- realized	0	0
- unrealized	0	0
b) reserves cancelled, of which:	0	0
-		
c) other, of which:	4 952	774
- deffered costs of organisation and expansion	0	774
- valuation of financial instruments	4 853	0
- provison payed	0	0
- other	99	4
Total other financial expenses	4 952	774

NOTE 31

K ORBIS S.A. Prepares consolidated financial statements.

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 32

EXTRAORDINARY GAINS	6 months ended June 30, 2004	6 months ended June 30, 2003
a) windfall gains	7	15
b) other extraordinary income, of which:	0	0
-		
Total extraordinary gains	7	15

NOTE 33

EXTRAORDINARY LOSSES	6 months ended June 30, 2004	6 months ended June 30, 2003
a) casualty losses	2	8
b) other extraordinary expenses	0	0
-		
Total extraordinary losses	2	8

NOTE 34A

CURRENT CORPORATE INCOME TAX	6 months ended June 30, 2004	6 months ended June 30, 2003
1. Profit (loss) before taxation	39 442	40 857
2. Differences between profit (loss) before taxation and income tax basis, of which:	- 8 546	1 554
- permanent	- 8 380	2 318
- timing	- 166	- 764
3. Income tax basis	30 896	42 411
4. Corporate income tax at .... % rate	5 870	11 451
5. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	0	0
6. Current corporate income tax as stated in the taxation statement for the period, of which:	5 870	11 451
- disclosed in the profit and loss account	5 870	11 451
- referring to items that decreased or incrased the shareholders' equity	0	0
- referring to items that decreased or incrased the goodwill or negative goodwill	0	0

NOTE 34B

DEFERRED CORPORATE INCOME TAX	6 months ended June 30, 2004	6 months ended June 30, 2003
- decrease (increase) due to occurrence or reversal of timing differences	- 1 767	312
- decrease (increase) due to change of taxation rates	0	0
- decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods	0	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	0	0
- other components of deferred income tax, of which:	0	0
-		
Total deferred income tax	- 1 767	312

ORBIS S.A. SAP 2004 in thousands of PLN

NOTE 34C

TOTAL AMOUNT OF DEFERRED INCOME TAX	6 months ended June 30, 2004	6 months ended June 30, 2003
- included in the shareholders' equity	- 103	- 506
- included in the goodwill or negative goodwill	0	0

NOTE 34D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT referring to	6 months ended June 30, 2004	6 months ended June 30, 2003
- abandoned business activities	0	0
- result of extraordinary items	1	1

NOTE 35

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	6 months ended June 30, 2004	6 months ended June 30, 2003
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 36

SHARE IN NET PROFITS (LOSSES) OF SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD	6 months ended June 30, 2004	6 months ended June 30, 2003
- write-down from goodwill of subsidiary and associated companies		
- write-down from negative goodwill of subsidiary and associated companies	0	0
- write-down of difference the valuation of net assets		

Nota 37

The decision of General Assembly of Orbis S.A. Shareholders apportioned the net profit generated during the financial year ended December 31,2003 to:
-the dividend in the amount of PLN 15,666,182.72 (34 Grosze per share)
- the reserve capital in the amount of PLN 28,799,942.80

Nota 38

Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

ORBIS S.A. SAP 2004 in thousands of PLN

NOTES TO CASH FLOW SATEMENT

	30.06.2004	30.06.2003
Cahs, of which :	23 658	62 259
on hand	935	961
in the bank	2 491	41 239
deposit account	232	20 059
Cash equivalents, of which :	4 422	5 383
cash in transit	280	555
Social security fund	4 142	4 829
other financial assets	2	22
TOTAL	28 082	67 664

The change in inventories presented in cash flow statement equals the change in balance sheet.

Change in receivables	
change in balance sheet	18 075
dividend due for payment	-11 827
compensation of loan	121
change in cash flow statement	6 369

Change in shot term liabilities	
change in balance sheet	2 684
dividends	-15 666
purchase of financial fixed asstes	12 111
other	-38
change in cash flow statements	-909

Change in provisions	
change in balance sheet	-4 258
other	114
change in cash flow statements	-4 114

Change in deferred assets and accrued expenses	
change in balance sheet	-5 330
other	-604
change in cash flow statements	-5 934

Other adjustments of net profit in cash flow statement for operating activities include:

revaluation of financial instruments	4 853
allowances of fixed assets	2 506
allowances of financial assets	1 275
others	-297
TOTAL	8 337

ORBIS
GRUPA HOTELOWA

Additional notes

Additional Notes

Note No 1. Information concerning financial instruments

1.1. Financial instruments per categories and balance sheet position

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 6-month period ending on June 30, 2004:

FINANCIAL INSTRUMENTS – changes broken down into categories, in PLN '000						
		Tradable financial assets A	Tradable financial liabilities B	Loans granted and receivables C	Financial assets held to maturity D	Financial assets available for sale E
1.	**Opening balance**	-	-	1 927	-	1 275
2.	**Additions**	**33 958**	**4 853**	**1 361**	-	-
	- purchase	33 958	-	-	-	-
	- interest	-	-	90	-	-
	- granting	-	-	1 244	-	-
	- positive exchange rate differences	-	-	28	-	-
	- valuation	-	4 853	-	-	-
3.	**Deductions**	**33 958**	-	-	-	**-1 275**
	- negative exchange rate differences	-	-	-	-	-
	- sale	33 958	-	-	-	-
	- valuation	-	-	-	-	-1 275
4.	**Closing balance**	-	**4 853**	**3 289**	-	-

1.2. Information concerning financial instruments in the Company

1.2.1. a) Brief characteristics of financial instruments

A. Tradable financial assets

A.1 Securities acquired by the Company for the purposes of deriving economic benefits arising out of short-term changes in prices as well as derivative instruments are classified as **tradable financial assets** with plus market value. The Company does not have any tradable financial assets.

A.2 Derivative instruments incorporated into agreements

The methods of valuation and presentation of instruments incorporated into agreements comply with the Regulation of the Minister of Finance dated December 12, 2001, concerning the methods of reporting, methods of valuation, scope of disclosure and manner of presentation of financial instruments. The Company analyzed its assets and liabilities in order to identify derivative instruments incorporated into agreements. The value of identified financial instruments incorporated into contracts, where payments are denominated in or tied to a currency other than that of the Company or the other party to the contract or contracts executed in a currency other than that usually applied in a given type of a contract, is insignificant from the point of view of discharging of the duty of fair and transparent presentation in the financial standing and property possessed by the Company as well as its financial results.

B. Tradable financial liabilities

The Company holds three cross-currency interest rate swap instruments, acquired as an economic hedge against forex rate risk and change in the forex risk profile in respect of a credit taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual

amounts of credit depreciation. Hedged amount totals EUR 38,700 thousand. The initial transaction value equaled zero. The exchange of interest payments is effected on scheduled dates of payment of interest on hedged credit, while the final exchange of principal on credit depreciation dates. The Company does not apply hedge accounting. As at the balance sheet date, derivative instruments were valued at PLN minus 4,853 thousand.

C. Loans granted and receivables

Under the balance sheet item "long-term investments", the Company reports long-term loans given to Globis Poznań Sp. z o.o. (associated entity).

- a loan dated August 30, 2001, amounting to USD 450,000 converted according to the rate of exchange of 4.2317 (equivalent to PLN 1,904 thousand) as of the date of payment.
- a loan dated February 11, 2004, amounting to USD 200,000 converted according to the rate of exchange of 3.7801 (equivalent of PLN 756 thousand) as of the date of payment.
- a loan dated March 10, 2004 amounting to PLN 830 thousand, payable in two tranches (March and December 2004). The first tranche of the loan in the amount of PLN 488 thousand was paid out prior to the balance sheet date.

As at the balance sheet date, the amount of loans totals PLN 3,289 thousand (the principal amount of the loan: PLN 2,924 thousand, interest of PLN 365 thousand). The repayment date falls on August 30, 2009.

D. Financial assets held to maturity

The Company does not have any financial assets held to maturity.

E. Financial assets available for sale

Financial assets available for sale include shares and interests in other companies that can be short or long-time holdings. As of the balance sheet date, this category includes interest in the following companies: Bank Współpracy Europejskiej S.A., Polskie hotele Sp. z o.o in liquidation, Rena-Kord S.A., Tarpan Sp. z o.o. in liquidation, PPTE Diament S.A. in liquidation, Walewice Sp. z o.o. in liquidation, Polorbis Reiseunternehmen GmbH in Köln in liquidation. All this companies are fully written-off, so that their balance-sheet value equals zero.

1.2.1 b) Applicable valuation methods

The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the description contained in the introduction to the financial statements.

1.2.1 c) Method of reporting the results of revaluation of financial assets belonging to the category of assets available for sale

Financial assets available for sale are valued as of the balance sheet date according to their fair value. The results of revaluation of short-term financial assets are posted to the profit and loss account, and of the long-term assets, to revaluation reserve capital.

1.2.1. d) Principles of reporting financial instruments purchased at regulated market in accounting books

In its accounting books, Orbis S.A. reports financial instruments purchased on a regulated market as of the date of executing the agreement concerning purchase of a given asset.

1.2.1. e) Information concerning the interest rate burden

Orbis S.A. is exposed to the risk of fluctuating short-term interest rates on variable-rate debt as well as on changes of the long-term interest rates in case of incurring a new debt or refinancing the existing debt.

The Company is not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.

Detailed information available under section.1.2.10.

1.2.1 f) Credit risk

Orbis S.A. recognizes three areas of credit risk to which is might be exposed:

- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of hedging agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by Orbis S.A. in the 1st half of 2004, the most fundamental risks are related to the Company's customer creditworthiness. In order to eliminate as far as possible the negative effects, Orbis S.A. monitors their business partners in terms of their creditworthiness and conveys information concerning potential threats to its branches.

Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall trade volume, there is no need to apply special collaterals or securities in transactions.

1.2.2 Information concerning financial assets available for sale or tradable financial assets, valued at adjusted purchase price

Information contained the valuation of financial assets available for sale is given under section 1.2.1.a) E. Orbis S.A. holds no tradable financial assets valued at adjusted purchase price.

1.2.3 Financial assets and liabilities valued otherwise than at fair value

Orbis S.A. holds no financial assets or liabilities valued otherwise than at fair value.

1.2.4 Agreements converting financial assets into securities or buy-back contracts

In the 1st half of 2004, Orbis S.A. did not enter into buy-back contracts or agreements which would result in conversion of financial assets into securities. No assets were withdrawn from the accounting books.

1.2.5 Change in the valuation of financial assets

Orbis S.A. does not practice conversion of valuation based on financial assets' fair value into valuation at adjusted purchase price.

1.2.6 Information concerning revaluation write-offs for a permanent impairment of financial assets

In the current reporting period, the Company make a revaluation write-off for a permanent impairment of financial assets in Bank Wspólnoty Gospodarczej S.A. (1 275 thousand PLN). In the past reporting periods, write-offs for a permanent impairment in the following companies were made:

Polskie hotele Sp. z o.o in liquidation PLN 1 thousand,

Tarpan Sp. z o.o. in liquidation	PLN	36 thousand,
PPTE Diament S.A. in liquidation	PLN	432 thousand,
Walewice Sp. z o.o. in liquidation	PLN	4 thousand,
Polorbis Köln, for an amount of	PLN	505 thousand.

1.2.7 Information concerning interest income on debt financial instruments, loans granted and receivables

Since Orbis S.A. granted loans which now fall into a category "loans granted and receivables", during the current reporting period, Orbis S.A. reported interest income on PLN 90 thousand with maturity of over 12 months.

1.2.8 Revalued unrealized interest on loans granted and receivables

Orbis S.A. did not make any revaluation write-offs for a permanent impairment of unrealized interest on loans granted and on receivables.

1.2.9 Information concerning costs of interest on financial debt in PLN '000

Item description	Interest accrued and realized	Interest accrued and unrealized		
		up to 3 months	from 3 to 12 months	over 12 months
Long-term financial debt, including debt in the repayment period	2 765	69	2009	-

1.2.10 Managing risk in the controlling company

The main risk areas to which Orbis S.A. is exposed are: the risk of foreign exchange rate fluctuation and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility of securing cash flows.

The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active management of risk as well as evaluation and monitoring the costs of Company's debt.

Exposure to additional risk unrelated with the accepted business activity is deemed improper.

The policy and risk management strategy is determined and monitored by the Management Board.

Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

Foreign currency risk

The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:

- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN)

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of curbing the risk.

The Company does not use financial instruments for speculative purposes.

Interest rate risk
As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of ½ of the refinancing credit rate, Orbis S.A. did not apply any hedging against interest rate risk in the 1st half of 2004.
In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minim scale of risk, the Risk Committee made a decision to apply a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit facility.

Orbis S.A. does not have any shares in net assets of foreign companies.

1.2.11 Hedging a planned transaction or foreseeable future liability
In the 1st half of 2004, Orbis S.A. did not hedge any planned transaction or foreseeable future liability.

1.2.12 Appropriation of profits or loses from revaluation of instruments to hedge cash flows to revaluation reserve
In the 1st half of 2004, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred.

Note No 2. Off-balance sheet figures, particularly contingent liabilities, including guarantees and sureties granted by the company (including bills and exchange) with specification of those granted to group companies
Contingent liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and associated companies.

No	Beneficiary	Balance sheet value of liability	June 30, 2003	June 30, 2004	Description
1.	„Orbis" Casino Warszawa	PLN 938 000.00	938 000,00	1 959 589.20	Surety till April 13, 2007.
	„Orbis" Casino Warszawa		2 055 000.00		Surety till June 30, 2003.
2.	„Orbis" Casino Warszawa	PLN 1 500 000.00		1 500 000.00	Surety till June 30, 2006.
3.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00	2 000 000.00	2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**		**4 993 000.00**	**5 459 589.20**	
	- to subsidiaries		0.00	0.00	
	- to associated companies		4 993 000.00	5 459 589.20	

Security on the Company's assets as collateral for credit facilities and loans

1. under a loan granted by the Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank sola bill of exchange and fixed-cap mortgage on the following hotel properties: Solny in Kołobrzeg and Francuski in Kraków;
2. under a loan granted by the Ministry of Finance (loan agreement no Min.Fin-I/94) - cap mortgage established on the following hotel property: Sofitel in Kraków, replacement of the mortgage planned;
3. under a loan granted by a bank syndicate – guarantee of HEKON Hotele Ekonomiczne S.A. for Tranche A and cap mortgages established on the following three hotel properties: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa.

Security on the Company's assets other than collateral for credit facilities and loans
A fixed-cap mortgage was established on the real property of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 35 million as a security against the claims of Warimpex Leasing AG with its registered address in Vienna for tax liabilities foreseeable in accordance with the Polish law and related to exercise of leasing agreements, transfer of the titles to perpetual usufruct of the land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of the titles to perpetual usufruct of land and transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra.

Note No 3. Information concerning liabilities to the state budget or units of territorial self-government as a result of acquisition of the ownership title to buildings and constructions
The Company does not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4. Information on income, expenses and results of activities abandoned during a given period or intended to be abandoned
The Company did not cease any of its business operations in the semi-annual period of 2004.

Note No 5. Cost of manufacturing work in progress and fixed assets for the company's own use
No costs related to work in progress or assets created for the purpose of the Company's business were incurred in the 1st half of 2004.

Note No 6. Capital expenditure
The value of capital expenditure projected in the budget for the year 2004 amounted to PLN 76,657 thousand. The amount actually invested totaled PLN 12,123 thousand, i.e. 15.8%.

Note No 7.1. Information on transactions with group companies

During the period to which the financial statements relate, Orbis S.A sold buildings and perpetual usufruct of land to your subsidiary Orbis Transport Sp. z o.o. According to the agreement the price was established in the amount PLN 7.200 thousand. Orbis S.A. mad profit PLN 4.786 thousand.

Company did not enter into any transactions with group entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

Note No 7.2. Information concerning direct subsidiaries, affiliates and associated companies

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis Sp. z o.o.	3	2	3	0
ORBIS Transport Sp. z o.o.	3	2	1	0
Wioska Turystyczna WILKASY Sp. z o.o.	3	3	3	3
HEKON Hotele Ekonomiczne S.A.	5	5	2	2
CONBIS Sp. z o.o. under organization	0	0	2	1
Associated companies:				
ORBIS CASINO Sp. z o.o.	6	2	3	1
Globis Poznań Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	2	0
PH Majewicz Sp. z o.o.	4	2	3	1
Minority holdings:				
BWE S.A.	7	0	3	0
PPTE DIAMENT S.A. in liquidation	6	1	1 liquidator	0
Polskie Hotele Sp. z o.o. in liquidation	0	0	1 liquidator	0
Rena Kord S.A. in bankruptcy	0	0	receiver in bankruptcy	0
TARPAN Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice Sp. z o.o. in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and group companies in PLN thousand:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other group companies	Group companies - total
Trade receivables					
Trade receivables	13	1 527	1 281	32	**2 853**
Other receivables	11 027	0	0	1 042	**12 069**
Total receivables	**13**	**1 527**	**1 281**	**12 101**	**14 922**
Liabilities					
Trade liabilities	32	27	239	0	**298**
Other financial liabilities	110 707	0	0	38	**110 745**
Total liabilities	**110 739**	**27**	**239**	**38**	**111 043**

Expenses and income from internal transactions between Orbis S.A. and group companies in PLN thousand:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other group companies	Group companies – total
Sales					
Room department	2	8 176	8	378	8 564
Food & beverage department	0	1 112	8	310	1 430
Rentals	0	179	712	1 880	2 771
Other	95	863	127	4 398	5 483
Total income	**97**	**10 330**	**885**	**6 966**	**18 248**
Costs of sales					
Total expenses	**117**	**198**	**687**	**4 333**	**5 335**

Note No 8. Information on joint ventures not subject to consolidation
No major joint ventures have been undertaken by companies of the Orbis Group in the 1st half of 2004.

Note No 9. Information concerning average employment broken down into groups of professions

Item description	Average employment	
	1st half 2003	1st half 2004
I. Hotel services /1. to 5./	**4,051**	**3,506**
1. Hotel room department	1,435	1,249
2. Food and beverages department	2,343	2,053
3. Other	93	69
4. Ancillary activities	144	107
5. Commercial activities	36	28
II. Administration and management	931	855
III. Real property operation and maintenance	584	490
IV. Marketing	244	237
TOTAL /I to IV/	**5,810**	**5,088**

Note No 10. Information concerning the total value of remunerations and awards paid out or due to managers and supervisors in the company or its subsidiaries, affiliates and associated companies

Remuneration of members of the Management Board and supervisory bodies and authorized executives, in PLN '000	In the enterprise of, in PLN '000	
of which:	the Company	the Company's subsidiaries and associated companies
Management Board and authorized executives	5,287	383
Supervisory Board	189	———

Note No 11. Information concerning liabilities of managers and supervisors of the issuer or its subsidiaries, affiliates and associated companies

As of June 30, 2004, members of the Company's Management Board and Supervisory Board were not indebted to the Company or its subsidiaries.

Note No 12. Information on major events concerning past years reported in the financial statements for the current period

No major events relating to past years occurred during the reporting period.

Note No 13. Information on major events which occurred after the balance sheet date and are not included in the financial statements

No major events which could affect the presented results for the 1st half of 2004 and that are not disclosed in this report occurred after the balance sheet closing date.

Note No 14. Information on the relationship between the legal predecessor and the company and on the manner and scope of take-over of assets & liabilities

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15. Financial statements and comparative financial data, adjusted by a relevant inflation rate, with the indication of the source of this rate and the method of its application, the period covered by the last financial statements being the base period, if the cumulative average annual inflation rate throughout the last three years of the issuer's activity reached or exceeded the level of 100%

During the last three years of the Company's operations, the annual inflation level remained below 100%. Therefore, the financial data for the year 2004 and comparative period have not been adjusted.

Note No 16. Comparative presentation of differences between the figures disclosed in the financial statements and the comparative financial data and the previously disclosed and published financial statements

No differences occurred between the figures reported in the financial statements for 2003 and the comparative financial data for first half – year 2004 as well as versus the previously prepared and disclosed financial statements.

Note No 17. Changes in the applied accounting principles (policy) and the manner of presenting the financial statements as compared to the past financial year

In connection with the amendment of the Accounting Act, in the first half of 2004 Orbis S.A. changed, as compared to the preceding periods, the applied accounting principles in respect of the valuation of settlements denominated in foreign currencies as at the balance sheet date. Previously, valuation was based on the purchasing or selling rate of exchange applicable in the bank providing services to the entity. Since January 1, 2004 an average rate of exchange determined for a given currency by the National Bank of Poland is applied. This change did not exert a significant impact on the past year's result and equity.

Note No 18. Correction of material faults

The Company did not make any correction of material faults in the 1st half of 2004.

Note No 19. Uncertainty as to the further business of the issuer

The Orbis S.A. financial statements have been prepared on the assumption that the Company will continue its business operations. There is also no doubt that the Company may continue its operations in a foreseeable future.

Note No 20. Merger

No merger of companies occurred in the period covered by the financial statements.

Note No 21. Valuation by the equity method

In the financial statements Orbis S.A. does not apply the equity method for valuation of interest and shares in subsidiaries, affiliates and associated companies. Below we present the impact of such valuation upon the Company's financial results:

No	Item description	Year 2001	Change in the value of shares throughout the year	Year 2002	Change in the value of shares throughout the year	Year 2003	Change in the value of shares throughout the year	1st half of 2004
1	Gross book value of shares in subsidiaries, affiliates and associated companies	31 214.15	247.85	31 462.00	441 314.89	472 776.89	9 382.64	482 159.54
2	Permanent loss of value	1 932.25	1 078.5	3 010.75	0.00	3 010.75	0.00	3 010.75
3	Net value of shares presented in the balance sheet under the item: shares/interest in subsidiaries, affiliates and associated companies (1 - 2)	29 281.90	-830.65	28 451.25	441 314.90	469 766.15	9 382.64	479 148.79
4	**Amount increasing the value of shares accounted for by the equity method**	**17 223.06**	**2 977.33**	**20 200.39**	**1 689.50**	**21 889.90**	**-4 963.07**	**16 926.82**
5	**Share value after valuation 3 + 4**	**46 504.96**	**2 146.68**	**48 651.64**	**443 004.40**	**491 656.04**	**4 419.57**	**496 075.61**
6	Amount posted to past year's result	17 661.70	-487.67	17 174.03	2 886.38	20 060.41	5 770.89	25 831.30
7	Amount adjusting the current year's net profit	-438.64	3 465.00	3 026.36	-1 196.88	1 829.48	-10 733.96	-8 904.48

Note No 22. Consolidated financial statements

Orbis S.A. prepares the consolidated financial statements of the Orbis Group which shall be delivered to the Polish Securities and Exchanges Commission on October 29, 2004.

Note No 23. Capital ownership structure

As at August 30, 2004, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Assembly of Shareholders, determined as at August 30, 2004, include:

Shareholder holding at least 5% of the total number of votes at the General Assembly of Shareholders	Share in the initial capital as at March 30, 2004 (share in the total no of votes at the General Assembly of Shareholders/	Changes from March 30, 2004 until August 30, 2004	Share in the initial capital as at August 30, 2004 (share in the total no of votes at the General Assembly of Shareholders)	No of shares as at August 30, 2004 (no of votes at the General Assembly of Shareholders)
Accor SA	35.58%	-	35.58%	16 394 151
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	0%	+5.89%	5.89%	2 715 009
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652
Globe Trade Centre S.A.	5.00%	-	5.00%	2 303 853

Note No 24. Shares of the issuer held by members of the Management Board and authorized executives

As of June 30, 2004, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye — President of the Management Board
holds 2 000 shares of Orbis S.A.

2. Krzysztof Andrzej Gerula — Vice-President of the Management Board
holds 2 607 shares of Orbis S.A.
holds 182 shares of PBP Orbis Sp. z o.o.
holds 73 shares of Orbis Transport Sp. z o.o.

3. Andrzej Bobola Szułdrzyński — Vice-President of the Management Board
holds 513 shares of Orbis S.A.
holds 327 shares of PBP Orbis Sp. z o. o
holds 200 shares of Orbis Transport Sp. z o. o

4. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board
holds 3 000 shares of Orbis S.A.

5. Yannick Yvon Rouvrais — Member of the Management Board
does not hold any shares in the Company or other companies in the ORBIS Group

6. Alain Billy — Member of the Management Board
does not hold any shares in the Company or

	other companies in the ORBIS Group
7. Lidia Mieleszko	Authorised Executive holds 268 shares of Orbis S.A.

NOTE NO 25. OTHER IMPORTANT INFORMATION CONCERNING THE ISSUER RELATING THE CURRENT REPORTING PERIOD:

Note No 25.1

According to the agreement for the sale and purchase of shares in the company Hekon Hotele Ekonomiczne S.A. signed 31st of October 2003, The value of Hekon Hotele Ekonomiczne S.A. was determined based on the closing book ended 31st of December 2002. Therefore the buyer Orbis S.A. will have to pay to the vender Accor Polska Sp. z o.o., the accumulated cash flow of Hekon realized between 1st of January 2003 and the closing date of the transaction (means 31st of October 2003). This closed is contained in the schedule 12 to the agreement and the calculation of the rise of cash and working capital has been determined by external auditor. Then this adjustment amount at PLN 24 221 412 was been settled for its entire amount during the 2nd quarter of 2004.

Note No 25.2 Acting by virtue of § 20 section 2 point 8 of „Orbis" S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

Note No 25.3 At a meeting of the Supervisory Board dated May 10, 2004, President of "Orbis" S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Assembly of the Company's Shareholders convened to approve the 2003 financial statements of the Company,

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

Note No 25.4 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

Note No 25.5 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:

1) Mr. Claude Moscheni as the Chairman of "Orbis" S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Assembly of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:

a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and
b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

Note No 25.6 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.

Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

Note No 25.7 On June 9, 2004, the General Assembly of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. will obtain in its entirety. The remaining part of profit in the amount of PLN 958,844.12 will increase the Company's supplementary capital.

Note No 25.8 On June 22, 2004, the General Assembly of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:
- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. will receive PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

Note No 25.9 On June 23, 2004 the General Assembly of Shareholders approved:
1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
   - profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);

- cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
- comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
- additional notes.

3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Assembly of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Assembly of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003 and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to 44,466,125.52 was apportioned to:
- supplementary capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72
34 Grosze per 1 share

The dividend date was set for July 28, 2004. and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

Note No 25.10 On June 23, 2004 the General Assembly of Orbis S.A. Shareholders granted its consent for:
- the sale of plot of land no 330/2 having a total area of 402 square meters, located in

206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the "Orbis" S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

Note No 25.11 On June 23, 2004, the General Assembly of Shareholders of Orbis S.A. acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski
7. Erez Boniel

/Current report no 20/2004/

Note No 25.12 "Orbis" S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by "Orbis" S.A. in the current report no. 13/2003: on June 30, 2004, "Orbis" S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which "Orbis" S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted "Orbis" S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The Hotel will be operated under the exclusive supervision, management, control and overall liability of "Orbis" S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

Note No 25.13 The Management Board of "Orbis" S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz

Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Assembly of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Assembly of Shareholders, which accounts for 5.89% of the overall number of votes."
/Current report no. 25/2004/

Note No 25.14 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the "Orbis" S.A. Supervisory Board.
/Current report no. 27/2004/

Note No 25.15 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board. The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company "Orbis" S.A. – human resources, development and investments, marketing, sales, general supervision over the Company's operations;

b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;

c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;

d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;

e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;

f) Alain Billy, Member of the Management Board - management of the finance, accounting division and internal audit;

Note No 25.16. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of "Orbis" S.A. Supervisory Board, on August 3, 2004 the General Assembly of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

NOTE NO NO 26. LITIGATION PENDING IN COURTS OF LAW AND PUBLIC ADMINISTRATION AUTHORITIES

Note No 26.1 Proceedings related to the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście

property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A.

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and HESA) (case file no. IC 459/00). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis SA and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis SA applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

   On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004.

b) Having initially considered the Constitutional Complaint filed by Orbis SA at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. The case (XX GC 173/03) is pending.

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. Litigation is pending..

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). The Court has fixed the date of hearing for October 12, 2004. In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabiowski to defend this case.

h) By virtue of decision no. 380/04 dated June 04, 2003, the head of the Mazowieckie Voivodship refused to ex officio initiate the proceedings related to the case closed with a final decision of the Head of the Department of Geodesy and Land Management of the former District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88 related to the transfer of real estate located in Warsaw, at 13 Krakowskie Przedmieście, identified in the register of land as plot no. 51, map section 5-03-03, having an area of 5,070 square meters, to PP "Hotele-Bristol-Europejski".

Note No 26.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex offico* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. Litigation is pending.
The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and

Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02).

c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land 1.kat. 11654/2, with an area of 10 ares and 25 square meters, on the grounds that it has been improperly expropriated. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has been filed with the said Court, suspend once again the proceedings related to the said case.

Note No 26.3 Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated

august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. No new events related to the case have occurred.

Note No 26.4 Vera Hotel in Warsaw.
The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

Note No 26.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

Note No 26.6 Novotel Centrum in Poznań

a) Plaintiff – the State Treasury – President of the City of Poznań (GEOPOZ) – action for interest on fees for perpetual usufruct for the years 1996-1999. Value of the object at dispute – PLN 237,992.51. On January 16, 2002, the Court rendered a ruling adjudging PLN 99,263.92, and dismissed the remaining part of the claim of the State Treasury. On February 15, 2002, the Hotel filed an application for rectification of the ruling. On

February 25, 2002, the State Treasury – President of the City of Poznań lodged an appeal. By virtue of the ruling rendered by the Court of Appeals dated September 3, 2002, the appeal of the State Treasury – President of the City of Poznań was dismissed and, simultaneously, the Branch's application for rectification of the ruling was rejected. On September 10, 2002 an application of the Branch and the Plaintiff for substantiation and delivery of the ruling of the Court of Appeals was filed. On the very same day, the Branch filed an application with the District Court for reinstatement of a time limit to file an appeal and to lodge an appeal. The State Treasury – President of the City of Poznań renounced to file for cassation. The Hotel's addressed a proposal to the State Treasury – President of the City of Poznań to settle the dispute amicably. On July 16, 2003 the Branch addressed a motion for redemption of „receivables" in the amount exceeding the paid amount. On December 8, 2003, the Branch received a letter from the President of the City of Poznań about the referral of the application to the Wielkopolskie Voivod. On March 9, 2003, the Branch received a letter from the Wielkopolskie Voivod about refusal to redeem receivables. On March 26, 2004, the Branch received a letter from the President of the City of Poznań - GEOPOZ calling for the payment of receivables.
The Hotel is obligated to pay the amount of PLN 70,000 plus interest to the President of the City of Warsaw - GEOPOZ – the Branch's counselor, as the „perpetrator" of the damage, reported the damage to its insurer WARTA S.A. along with an application for the payment of compensation to the Hotel. Since the claims adjustment process and the payment of compensation by WARTA S.A. have been protracted, the legal counselor, as the "perpetrator" of the damage, has settled (disbursed) the entire amount of the compensation to the Hotel.

b) On March 21, 2003 the Branch filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andresia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of the Branch and upon consent of „Andresia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings.

Note No 26.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence in the form of an opinion of a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined

the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. The date of the hearing has been fixed for September 14, 2004. The case is pending.

Note No 26.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. The date of the hearing has not been fixed yet. The case is pending. No new information is available.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 18,039.79. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The date of subsequent hearing has been scheduled for October 24, 2004.

Note No 26.9 Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in

Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. No new fact have occurred.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme

Administrative Court (I SA 1978/03). The case is pending. The date of the hearing has not been fixed yet.

Note No 26.10 Sofitel in Kraków (liquidated Branch). In a letter dated November 20, 2003, Orbis S.A. was informed by the Housing and Municipal Development Office about the proceedings, related to the judgment of the Supreme Administrative Court date June 17, 2003 revoking decisions of the President of the of the Housing and Development Office of May 25, 2001 and July 01, 2000, concerning the motion filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no. KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the President of the Housing and Municipal Development Office informed that the said motion would be considered within 2 months from the moment the entire evidence is collected. No new facts related to that case have occurred

Note No 26.11 Hotel Novotel Marina in Gdańsk:

a) On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The case is pending.

b) The legal counselor of the Branch informs that in the course of proceedings for the issue of a land use permit (upon the application dated December 24, 2002 filed by the company Inkaso & Regres sp. z o.o., the investor) it was disclosed that the storm water sewer system planned within the framework of the said investment project is to cross two plots of land held by Orbis S.A. in perpetual usufruct (25/2, 19/1). Litigation is pending in order to work out a form of making these plots of land available to the investor (buy-out by the investor, buy-out by the Municipality, establishment of easement of passage, other). The case is pending.

c) Administrative proceedings concerning the issue of a decision on land use permit in respect of the investment project consisting in the conversion of the canal heat distribution network 2xDn 400 into of a pre-insulated pipe network in Gdańsk, at Pomorska and Bursztynowa streets (on plots of land nos. 6/1, 6/2, 17, 19/1, 19/2, 25/2, 32, 38/4, 42, 53, 54/1, 55/1, 55/2, 56, 68, 72/5, 140, 318/3) initiated upon the application of the investor Gdańskie Przedsiębiorstwo Energetyki Cieplnej. The Management Board of Orbis S.A. filed a reservation stipulating that that the investment covers plots of land held by the company in perpetual usufruct and, therefore may infringe upon reasonable interests of Orbis S.A.. On April 30, 2003 administrative hearing was held in the Town Office in Gdańsk at which a representative of the Branch was present and motioned to change the route of a new pipeline (for example, in the road lane) and to appoint an expert to establish whether the present location of the pipeline is equitable or whether it should be moved to run underneath the public road. On September 09, 2003, the Town Office in Gdańsk issued the land use permit (no. WUAi OZ –7331/656/2003/HB).

Note No 26.12 Hotel Posejdon in Gdańsk. On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. The litigation is at the stage of exchange of pleadings administered by the Court. On June 22, 2004, a court expert conducted a view of the real estate.

Note No 26.13 Hotel Novotel Centrum in Gdańsk.

a) The application filed with the Town Office in Gdańsk by the Branch for termination of the contract for perpetual usufruct of Żytnia street. By a letter dated December 17, 2003, the President of the Town of Gdańsk informed that the plot of land no. 96/5 is not classified under the category of public roads and, under Article 8.1 of the Act of November 14, 2003 amending the Public Road Act and amending certain acts, represent an internal road serving „Novotel". As such, it is not subject to buy-out by the Commune which results in the necessity to effect payments for perpetual usufruct of land. By way of negotiations with a representative of the Town Office the rate for perpetual usufruct of land was set at the level applicable in the year 2001 in connection with failure to terminate the rates for the said plot of land (principal amount PLN 5,041.51. + interest of PLN 41.02 accrued as from March 31, 2004) and the argument that the fee for the three lat years had not been paid as a result of exemption from the payment by the authority calculating the fee for the years 1998 and 1999 on the basis of classification of the land under the category of public roads was admitted as important (regulation of the Gdańskie Voivod no. 4/96 dated July 19, 1996). By virtue of a decision of the president of the City of Gdańsk dated May 14, 2004, an annual fee in the amount of PLN 5,041.51 was determined, in effect as from January 1, 2004, payable by March 31 of each year.

b) On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

   On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On march 26, 2004 the Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since it has been impossible to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case.

Note No 26.14 Giewont Hotel in Zakopane. The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity requested by the applicant under the procedure of the Code of Administrative Proceedings within the framework of an application for reconsideration of the case. the Minister upheld its decision in force and, therefore, no legal obstacles exist to acquire titles to perpetual usufruct of land. Presently, the procedure for standardization of the name of the entity („Orbis") in land register and land and mortgage register.

Note No 26.15 Mercure Hevelius Hotel in Gdańsk. On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no. WSW.III.6/60/9/70, rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no. GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real property located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended *ex officio* proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted. On May 14, 2003. In the case file no. II S.A../Gd900/00, the Supreme Administrative Court finally dismissed the complaint against the decision of the Pomorskie Voivod dated March 28, 2000 no. S.N. VIII 7221/96/2000/BZ concerning the reinstatement of real property.

Note No 26.16 Novotel Okęcie Airport in Warsaw. On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred

Note No 26.17 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real

property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16ths, P.A. Marczak owner of 1/16ths, G. Marczak owner of 1/16ths, A. Marczak owner of 1/16ths, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16ths. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615;

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03). The case is pending.
In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03.

Note No 26.18 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Slowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative

proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

Note No 26.19. Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

Note No 26.20 „Cracovia" Hotel in Cracow. On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. The District Court in Cracow requested eng. Maciej Małecki, an expert of the District Court in Cracow, to prepare a supplementary opinion in order to assess the value of a part of plot of land no. 180/4, composed of plots kat. 1816/45, 1816/52, 1816/60. 1816/66, having a total area of 58 ares and 10 square meters and to provide an answer to the question whether the building along with its surroundings, located on plot of land no. 180/4, has a value by far exceeding the value of the plot of land on which it is developed) plots of land kat. 1816/45, 1816/52, 1816/66). On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

Note No 26.21 Hotel „Mrongovia" in Mrągowo. On January 13, 2004 the Branch filed an application with the Self-Government Appellate Board in Olsztyn for determining that the revaluation of the annual fee for perpetual usufruct of land with an area of 5,947 square meters from PLN 1,378.20 up to 15,207.60 for the year 2004 and for subsequent years is inequitable. The notice of termination by the Mayor of the Town of Mrągowo no. GGN.722-389/03 dated December 15, 2002 changing the value of the plot of land from PLN 45,040.05 to PLN 506,920.00. On February 10, 2004 a hearing was held as a result of which the Hotel commissioned a new valuation. The valuation was made and sent to the Self-Government Appellate Board in Olsztyn on March 12, 2004. The new market value of the plot of land amounts to PLN 151,708.00. The date of the hearing has been set for August 04, 2004. The case is pending.

ORBIS
GRUPA HOTELOWA

Commentary of Management Board

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Contents:

Introduction

This report relates to the activities of the Company Orbis S.A. during the period from January until June 2004.

The main subject areas outlined in this report include: description of the overall macroeconomic situation affecting the Company's performance, analysis of competition, presentation of economic results as well as sources of financing the Company's activities, information concerning capital expenditure along with the description of the main tasks, actions planned for subsequent reporting periods, related primarily to marketing and commercial policy. The remaining matters briefly outlined in the report concern the balance of debtors and insurance.

1. Brief Outline

Throughout the six months of 2004, the Company generated a net profit of PLN 35.3 million as compared to PLN 29.1 million in the first half of 2003.

The tourist traffic grew. Throughout the six months of 2004, the reported number of foreigners' arrivals to Poland totaled 27.2 million (by 21% more than in the corresponding period of 2003).

Owing to the seasonal nature of that line of business, the second quarter of 2004 was a favorable period for hotel business. Comparing the results generated by the Orbis S.A. hotels in the first half of 2004 with those reported in the corresponding period of the preceding year, we may talks about clear symptoms of improvement. The occupancy rate grew by 2.4 percentage points and the revenue per available room by 1.6%.

The **price of Orbis' stocks listed on the stock exchange** reflected the improved economic environment in Poland and abroad. In the first half of 2004, the Company's share prices fluctuated between PLN 22.30 and PLN 28.70.

During the period January-June 2004, the Company continued its **comprehensive cost optimization policy**. The basic policy component is a sustained high pace of employment optimization. In the second quarter of 2004, the average employment was by 4% lower than in the first quarter of 2004. The cost-curbing efforts brought visible results in the form of clearly enhanced operating efficiency in the basic hotel departments.

As at the end of the second quarter of 2004, the Company reported a balance of **cash and cash equivalents of PLN 28.1 million.**

During the period January-June 2004, the **total capital expenditure** in the **Company** amounted to **PLN 12 123.0 thousand**, of which **PLN 11 400.7 thousand in the hotel branches** and **PLN 722.3 thousand in the Management Board's Office**. According to the decision of the Management Board made at the beginning of 2003, the capital expenditure is limited to priority tasks, which are under implementation, and to those necessitated by the security requirements of both guests and employees.

2. Market Trends and Conditions

2.1. Macroeconomic Environment

According to the initial estimates of the Ministry of Finance, the gross domestic product grew by approx. 6% in the second quarter of 2004.

Since the beginning of the year, growth of consumer products and services' prices totaled 4.4% as compared to the corresponding period of 2003. In the second quarter prices went up by 2% as compared to the first quarter of 2004. In June, the inflation rate rose by 0.9% against May.

Unfavorable conditions continue to prevail on the labor market, although June was the next consecutive month to have witnessed a slight drop in the registered unemployment. The unemployment rate equaled 19.5% and was by 0.2 percentage point lower than in June 2003, and by 0.1 percentage point lower than in May 2004.

The average official rate of exchange of the American Dollar stood at PLN 385.51/USD 100 (a decline by 0.3% against the average reported in the first half of 2003). The average official exchange rate of the Euro was PLN 473.35/EUR 100 and went up by 10.9% against the first half of 2003. High exchange rate of the Euro against Polish Zloty in the first half of 2004 exerted a positive impact on the average rate attained by Orbis S.A. hotels.

In the period January-June 2004, the sold industrial output was by 17.6% higher than in the corresponding period of 2003, and in the second quarter the growth was slightly slower than in the first quarter (16.3% against 19.0%). Retail sales volume grew by 12.4% as compared to the first half of 2003, which was related, among others, with increased demand in the pre-accession period, i.e. in March and April.

The macroeconomic changes directly impact the situation in the hotel industry in Poland and were reflected in the performance of Orbis S.A.

2.2. Orbis S.A. Share Listings

The price of stocks of Polish companies operating in the services' sector (including Orbis S.A.) at the stock exchange reflect the economic environment in Poland and abroad. The macroeconomic conditions in which those companies conducted their business operations affected the results attained by them, and, consequently, the pricing of their shares at the stock exchange.

During the period January-June 2004, the Company's share prices fluctuated between PLN 22.30 and PLN 28.70. The spread between the highest and the lowest price equaled PLN 6.40, that is 28.7% of the lowest quotation. At the beginning of the period in question, share prices followed an upward trend to reach on January 5, 2004 the local high of PLN 28.70, i.e. the highest quotation recorded in the period under analysis. In the consecutive days, until the end of the month of January, a downward trend prevailed. Subsequently, alternate highs and lows (on February 11, 2004 and March 1, 2004 local price highs were noted at the level of PLN 26.30 and PLN 26.90, while on February 24, 2004 and March 9, 2004 – local lows at the level of PLN 24.20 and PLN 25,30). In the period between the beginning of March until March 22 a downward trend prevailed. From

May. Next a decline occurred that lasted from mid-May and next the price experienced a certain flattening until the end of the period in question. On the last day of June, the quotation of Orbis S.A. shares reached the level of PLN 24.00, i.e. 83.6% of the highest quotation in the first half of 2004. The average daily trading volume in Orbis shares in the second quarter of 2004 equaled 106 999 shares, and in the first half of 2004 – 85 073 shares.

Graph 1 Orbis S.A. and WIG-20 index quotations during the period January–June 2004


Orbis S.A.
WIG-20
30,0
29,0
28,0
27,0
26,0
25,0
24,0
23,0
22,0
21,0
1 900
1 850
1 800
1 750
1 700
1 650
1 600
1 550
1 500
1 450
1 400
1 350

Throughout the greater part of the first half of 2004, the performance of the WIG-20 index and of the Orbis S.A. share prices were positively co-related. Negative correlation was observable only during the period February 13 - February 18, 2004, March 3 - March 5, 2004, April 29 - April 30, 2004 and June 18 - June 29, 2004.

The local price highs of both the categories (the WIG-20 index and the Orbis share listings) occurred for example on January 5, 2004 (when the WIG-20 index reached the level of 1 682.42 points corresponded to the high price (local high) of Company's shares at the level of PLN 28.70), on March 1, 2004 (share price of PLN 26.90 and WIG-20 at the level of 1 783.13 points), March 8, 2004 (share price of PLN 26.20 and WIG-20 at the level of 1 815.32 points), May 4, 2004 (accordingly, PLN 25.10 and 1 767.60 points).

The local lows of Orbis share listings and drops of WIG-20 index occurring simultaneously were reported, for instance, on January 29, 2004, when the Orbis share price of PLN 24.20 corresponded to the low level of the WIG-20 index at 1 611.05 points; on February 24, 2004 (share price at PLN 24.20 and WIG-20 index at the level of 1 668.21 points), March 19, 2004 (share price at PLN 23.40 and WIG-20 index at the level of 1 709.17 points), on May 25, 2004 (accordingly, PLN 22.30 and 1 635.67 points).

Table 1 Orbis S.A. and comparable hotel chains' share price quotations

Company	Share price as of June 24, 2004	52 - weeks (price)	
		highest	lowest
De Vere Hotels plc (£)	435.00	467.80	387.00
Queens Moat Houses plc (£)	8.50	0.00	0.00
NH Hotels (EUR)	8.88	10.00	8.40
Orbis S.A. (PLN)	23.60	29.60	17.70

Company	Ratio of the price as of June 24, 2004, to the highest price	Ratio of the price as of June 24, 2004, to the lowest price
De Vere Hotels plc (£)	93.0%	112.4%
Queens Moat Houses plc (£)	-	-
NH Hotels (EUR)	88.8%	105.7%
Orbis S.A. (PLN)	79.7%	133.3%

Taking the date of June 24, 2004, and the preceding 52-week period as reference points, the prices of hotel companies De Vere Hotels, and NH Hotels fluctuated closest to the highest price levels reached during the period in question - at respectively 93.0% and 88.8% of the highest price.

2.3. Competition: Demand for and Supply of Hotel Services

Favorable changes were reported in tourist traffic in the period January-June 2004. In that period, the number of foreigners arriving in Poland grew by 21% (27.2 million) as compared to the corresponding period of 2003, and by 17.1% more than in 2002.

Analyzing the dynamics of changes in the incoming traffic per country of origin, the following may be stated:

- incoming traffic from Slovakia, Canada, South Korea, Luxembourg, Portugal, Australia, Germany, Hungary, Ireland, Japan, Finland, Switzerland, Israel and Turkey increased considerably (by over 20%),
- incoming traffic from Cyprus, Norway, Malta, Romania, the Czech Republic, Slovenia, Great Britain, Spain, USA, the Netherlands and Belgium experienced a less considerable growth (by 10% - 20%),
- significant growth in the number of arrivals from Germany and new Member States of the European Union is worthy of note. This group of countries is dominated by one-day visits in cross-border regions (Germany, Slovakia, the Czech Republic, Lithuania),
- a decline was reported in incoming traffic from Denmark (by 27%), Ukraine and Russia (by 14% each country), Byelorussia and Estonia (by 11%), Greece (by 9.5%).

In connection with the merger of hotels of the company Hekon (operating hotels in brands of the French Accor hotel network: Ibis, Novotel) with Orbis S.A. hotels that now form one Orbis Hotel Group, the list of competitive hotels operating on individual markets changed, thus bringing about changes in Orbis market shares.

Following the six months of 2004, the situation prevailing on major hotel markets in Poland is as follows:

The Warsaw Market

At the end of the first half of 2004, the share of the Orbis Group hotel base at the local market of greatest importance for Orbis, i.e. Warsaw, versus the number of rooms offered by primary competitors equaled 38.2%[1].

Two Hekon hotels have joined Orbis S.A. hotels:

- the two-star Ibis Centrum (190 rooms),
- the two-star Ibis Ostrobramska (137 rooms).

As from July 1, 2004, the three-star Mercure Fryderyk Chopin (249 rooms) will join the Orbis Group.

In the period of six months of 2004, four new properties belonging to the group of major competitors were opened:

- the four-star Boutique Hotel Le Regina (61 rooms) affiliated with Small Luxury Hotels,
- the three-star Kyriad Prestige hotel (144 rooms) belonging to the Envergure network,
- the two-star Campanile hotel (194 rooms) belonging, as the hotel above, to the Envergure network,
- the one-star Premiere Classe hotel (126 rooms) also belonging to the Envergure network.

The Cracow Market

As at the end of the first half of 2004, the Orbis Group hotels' share in the Cracow market stood at 28.1%. Two Hekon hotels joined the group of Orbis S.A. hotels, namely:

- the four-star Novotel Kraków Centrum (198 rooms),
- the two-star Ibis Centrum (175 rooms).

The number of primary competitors expanded, due to increase in the standards of services and growth in the market share, to include the properties that had already been operating on the market, previously classified as competitors of the second degree. Moreover, three newly opened hotels were rendered operational on the Cracow market, i.e.:

- the five-star Sheraton hotel (232 rooms),
- the three-star Pegaz hotel (52 rooms),
- the tree-star Irbis hotel (22 rooms).

The Katowice market

The share of Orbis Group hotels versus primary competitors equaled 43.8% in the first half of 2004. The Ibis hotel (116 rooms) located in Zabrze was added to Orbis S.A. hotels.

The number of hotels of the primary competition expanded, similarly to the Cracow market, to include part of properties already operating on the market as the secondary competitors, as well as three newly-opened hotels:

- the five-star Piramida hotel (63 rooms) in Tychy,
- the four-star Pałac Czarny Las hotel (24 rooms) in Woźniki,

---

[1] *The market share is calculated on the basis of the average annual number of available rooms*

- the Euro Residence suite-hotel (5 suites) in Katowice.

The Gdańsk-Gdynia-Sopot (Trójmiasto) market

The share of Orbis S.A. hotels at the Gdańsk-Gdynia-Sopot market versus primary competitors equaled 47.1% at the end of the first half of 2004. The number of Orbis hotel rooms did not change an no new hotel was rendered operational. A drop in the market share was brought about by the fact that a few hotels, belonging previously to the secondary competitors, were now classified as the primary competitors.

The Poznań Market

In the first half of 2004, the share of the Orbis Group hotels in this market totaled 67.0%. The number of rooms of the Group hotels went up by 146 – of the two-star Ibis hotel; in competitive hotels the number of rooms increased by 41 due to the opening of the three-star Domina Prestige hotel.

The Wrocław Market

The number of Orbis Group hotels operating at the Wrocław market after six months of 2004 did not change. However, the number of rooms in competitive hotels declined by 39 as a result of the three-star Duet hotel having been rendered inoperational. Consequently, the market share of Orbis hotels in that market totaled 35.6%.

The Szczecin market

The share of Orbis Group hotels in the Szczecin market stood at 49.0%, taking account of primary competitors, as at the end of the first half of 2004. Two properties joined the group of Orbis hotels:

- the three-star Novotel (117 rooms),
- the two-star Ibis (103 rooms).

The number of rooms available in the primary competitors grew by 30 as a result of opening of the three-star Atrium hotel.

The Lublin market

In the first half of 2004, the number of rooms in the Orbis Group hotels as well as in competitive properties did not change and, therefore, the share of Orbis hotels in the market stood at the level of 25.2%.

The Toruń Market

The market share of Orbis hotels versus primary competitors at the Toruń market equaled 73.8% at the end of the first half of 2004. The number of rooms in the Orbis Group hotels as well as competitive properties did not change over the period in question.

3. Basic Operating and Financial Ratios & Figures

The financial performance of the Company is an outcome of the macroeconomic situation outlined above as well as changes in the market.

Table 2 Breakdown of the Orbis S.A. financial results for 6 months of 2003 and 2004 (in PLN '000)

	Item description	2003 Actual figures		2004 Budget	2004 Actual figures		2004/ 2003	2004/ 2004 budget
1	2	3		4	5		5 : 3	5 : 4
1	**Operating revenues**	271 455.6		286 467.5	285 532.4		105.2%	99.7%
2	**Operating expenses**	108 367.1		108 150.3	107 476.4		99.2%	99.4%
3	**Operating income**	163 088.5		178 317.5	178 056.0		109.2%	99.9%
4	**Undistributed operating expenses**	102 129.7		111 144.5	107 821.5		105,6%	97,0%
5	**Gross operating profit**	**60 958.8**	**100.0%**	**67 173.0**	**70 234.5**	**100.0%**	**115.2%**	**104.6%**
6	**Fixed costs**	39 832.1	**65.3%**	41 752.2	39 846.4	**56.7%**	100.%0	95.4%
A	**of which: depreciation, of which:**	25 527.2	x	27 266.3	26 036.7	x	102.0%	95.5%
	- Depreciation and amortization of tangible assets	25 023.3	x	26 895.3	25 625.1	x	102.4%	95.3%
	- Low-price equipment depreciation	503.9	x	371.0	411.6	x	81.7%	110.9%
B	**Leasing**	65.7	x	49.6	64.9	x	98.8%	130.8%
C	**Local fees and taxes**	11 113.7	x	10 756.0	10 494.2	x	94.4%	97.6%
D	**Social tax (PFRON)**	1 166.4	x	1 299.0	1 143.5	x	98.0%	88.0%
E	**VAT**	210.2	x	192.2	173.8	x	82.7%	90.4%
	Property insurance	607.5	x	1 006.3	1 021.4	x	168.1%	101.5%
G	**Tenancies, rents**	83.5	x	99.2	73.3	x	87.8%	73.9%
H	**Other fixed costs**	1 057.9	x	1 083.6	838.5	x	79.3%	77.4%
7	**Operating profit after fixed costs (Profit on sales)**	21 126.7	**34.7%**	25 420.8	30 388.1	**43.3%**	143.8%	119.5%
8	**EBITDA**	46 653.9	**76.5%**	52 687.1	56 425.0	**80.3%**	120.9%	107.1%
9	**Other operating revenues**	5 500.2	**9.0%**	7 836.6	9 611.0	**13.7%**	174.7%	122.6%
10	**Other operating costs**	11 608.8	**19.0%**	5 960.2	13 220.1	**18.8%**	113.9%	221.8%
11	**Operating profit**	15 018.1	**24.6%**	27 297.2	26 779.0	**38.1%**	178.3%	98.1%
12	**Financial revenues**	27 563.7	**45.2%**	14 722.8	26 461.7	**37.7%**	96.0%	179.7%
13	**Financial costs**	1 731.7	**2.8%**	11 613.2	13 803.1	**19.7%**	797.1%	118.9%
14	**Extraordinary profit / loss**	7.1	**0.0%**	0	4.8	**0.0%**	67.6%	X
15	**Gross profit**	40 857.2	**67.0%**	30 406.5	39 442.4	**56.2%**	96.5%	129.7%
16	**Income tax**	11 762.8	**19.3%**	7 242.3	4 103.3	**5.8%**	34.9%	56.7%
17	**Net profit**	29 094.4	**47.7%**	23 164.2	35 339.1	**50.3%**	121.5%	152.6%

The **Gross Operating Profit (GOP)** generated by Orbis S.A. during the **6 months of 2004** reached the level of PLN 70.2 million and was by 15.2% higher than the GOP generated in the corresponding period of the year 2003, and by 4.6% higher than the figure projected in the budget. During the **second quarter of the current year alone**, this figure went up by 6.7% as compared to that generated in the corresponding period of past year.

Fixed costs equaled PLN 39.8 million, remaining at the same level as in the corresponding period of past year.

Depreciation grew by 2% which was related to upgrading works carried out in hotels and to purchases made.

The tax on real property, land tax and the fee for a perpetual usufruct of land totaled PLN 10.5 million, reflecting a drop by 5.6% as compared to the corresponding period of 2003. This is attributable to this year's appropriation of a provision set up to secure potential claims advanced by the company HESA for the use by Orbis S.A. of the real estate Europejski Hotel, being the result of pending litigation, from the item "tax on other operating income". Taking into account the statistical adjustment made last year to reflect the amount of set up provision (PLN 914.1 thousand), in hotels the said tax grows in aggregate by 2.9%.

Also, growth in property insurance costs was reported in the first half of 2004 (by 68.1%) due to an increase in insurance rates brought about by a rise in the value of property, insuring the property up to full reinstatement value.

Other items such as local fees and taxes (without taking account of the statistical adjustment referred to above), leasing, the social tax (PFRON), tenancies and rents and other fixed costs declined by 5.6%, 1.2%, 2.0%, 17.3%, 12.2% and 20.7%, accordingly, as compared to the preceding year.

The ratio of fixed costs to the gross operating profit (GOP) went down from 65.3% in the period of 6 months of 2003 to 56.7% in 2004.

In the second quarter of 2004, fixed costs totaled PLN 19.6 million, reflecting a drop by 3.0% as compared to the first quarter of 2004.

Depreciation and amortization grew by 2.6%, while low-price equipment depreciation remained at the last year's level (99.9%). The total increase amounted to 2.5% as compared to the first quarter of 2004.

In the **second quarter of 2004,** a 11.1% drop was reported in tax on real property, land tax and the fee for a perpetual usufruct of land, attributable to above described reasons.

The item „tenancies and rents" amounted to PLN (-0.4) million, which is connected with the liquidation of a provision related to the Europejski Hotel that was set up to secure potential outcome of litigation.

In the **second quarter of 2004,** property insurance grew by 75.6% as compared to the corresponding period of past year, for reasons outlined above.

Other items like the social tax (PFRON), VAT and other fixed costs declined as well, by 3.1%, 10.2% and 12.2%, accordingly.

During the **first half of 2004,** the **operating profit after fixed costs** in Orbis S.A. totaled PLN 30.4 million, reflecting a growth by 43.8% as compared to the corresponding period of past year, and accounting for 119.5% of the budget.

On the other hand, in the **second quarter of 2004,** the **operating profit after fixed costs** grew by 12.6% as compared to the corresponding period of past year.

In consequence of the changes described above, after 6 months of 2004, the **EBITDA** equaled PLN 56.4 million. This level reflects a 20.9% growth as compared to the preceding year and represents 107.1% of the figure planned in the budget. The ratio of EBITDA to the GOP increased by 3.8% (from 76.5% in six months of 2003 to

80.3% in 2004). During the **second quarter of 2004**, the **EBITDA** increased by 9.6% as compared to the figure reported in the comparable period of past year.

Throughout 6 months of 2004, **other operating revenues** reached the level of PLN 9.6 million and were by 74.7% higher than in 2003, and the budget was exceeded by 22.6%.

The main categories here include:

1. profit from the sale of non-financial assets (PLN 5.1 million), including the sale of land and vehicle depot located in Warsaw, at Łopuszańska street, for PLN 4.8 million,
2. other operating revenues (PLN 4.5 million), of which:

- revenues from trade marks (PLN 0.6 million),
- other revenues of PLN 0.3 million (damages received, penalties and fines, refundable remuneration of students and other),
- other revenues from non-financial investments amounting to PLN 1.0 million (real property rental),
- unused provisions and write-offs (PLN 2.0 million), including a liquidated provision for severance payments and pensions (PLN 0.6 million) and ISE (PLN 0.3 million), refund of VAT for the year 2001 (PLN 0.9 million).

On the other hand, the **other operating costs** reached the level of PLN 13.2 million and grew by 13.9% as compared to 2003, accounting for 121.8% of the budget. The major categories here include:

1. revaluation of non-financial fixed assets (PLN 2.8 million), of which:

- costs of prepared documentation related to the upgrading of the Grand hotel in Sopot (PLN 2.0 million),
- a write-off to revalue the building of the Europejski Hotel (PLN 0.5 million),

2. other operating costs (PLN 10.4 million), of which:

- redundant compensations, i.e. severance payments paid out to leaving employees under the regulations of the Labor Code and the Interdepartmental Collective Labor Agreement, amounting to PLN 3.3 million,
- provisions for liabilities to employees in the amount of PLN 3.8 million, of which PLN 1.6 million for jubilee awards, PLN 2.2 million for restructuring costs,
- other provisions in the amount of PLN 1.1 thousand, of which the provision for the Europejski Hotel set up to secure the potential outcome of litigation of PLN 0.9 million and PLN 0.2 million for the audit of the financial statements,
- costs related to permanent differences: PLN 0.9 million (write-down of uncollectible debt) and to temporary differences – PLN 0.3 million (administrative costs of Sofitel Kraków).

In the first half of 2004, the **operating profit** reached the level of PLN 26.8 million, i.e. increased by 78.3% as compared to the past year's figure and accounted for 98.1% of the budget. At the same time, its share in the GOP increased from 24.6% in 2003 to 38.1% in 2004.

In the second quarter of 2004, the operating profit improved by 8.6% as compared to the corresponding period of the past year.

Graph 2 The ratio of operating profit and financial profit to the gross profit


100%
80%
60%
40%
20%
0%
15 018
25 832
27 297
3 109
26 779
12 659
2003
Plan 2004
2004
☐ Financial profit ☐ Operating profit

In terms of **financial activities**, in the second quarter of 2004 the Company reported a profit of PLN 14.8 million, against PLN 23.3 million in the corresponding period of past year. In aggregate, after the two quarters of the current year the profit amounted to PLN 12.7 million, accounting for 49% of the past year's profit on financial activities.

Financial revenues closed with an amount of PLN 26.5 million in the first half of 2004, i.e. 96% of the level reported last year, of which PLN 23.4 million represents financial revenues generated in the second quarter (against PLN 24.4 million in the corresponding period of 2003). This item is dominated by the surplus of positive exchange rate differences and a dividend of the Hekon Company (PLN 11.8 million).

The **financial costs** in the first half of 2004 were at the level of PLN 13.8 million, of which PLN 8.6 million concerns the second quarter, against PLN 1.1 million in the second quarter of 2003. It was chiefly a result of an increase in costs of interest (from 0.7 PLN million in the first half of 2003 to PLN 7.6 million in the reporting period). Increase in these costs relates to long-term EUR-denominated debt, in the setting of full use of a syndicate credit facility in October 2003 up to the aggregate amount of EUR 48.7 million and a short-term credit facility – in connection with the bonds with the value of PLN 109.6 million issued by the Company (in the same period) for the purposes of settlement of the transaction of purchase of the Company Hekon. The second factor behind a considerable growth in costs is related to the purchase of SWAP financial instruments to hedge exchange rate and interest rate risks in respect of a EUR-denominated syndicate credit facility.

In the **first half of 2004**, the **gross profit** reached the level of PLN 39.4 million and was by 3.5% lower than the gross profit generated in the corresponding period of 2003, accounting for 129.7% of the budget. Its ratio to the GOP declined from 67.0% in 2003 to 56.2% in 2004. In the second quarter of 2004, the gross profit went down by 15.6% as

compared to the corresponding period of past year, which is related, among others, to the sale of shares in the company PolCard S.A. in the second quarter of 2003.

In the first half of 2004 the net profit totaled PLN 35.3 million, reflecting a 21.5% growth as compared to the corresponding period of past year, and accounting for 152.6% of the budgeted figure.

Major impact on the net profit was exerted by:

- a dividend amounting to PLN 11.8 million received from Accor,
- increase in exchange rate differences by PLN 10.2 million, attributable to the valuation of credit facility as at June 30, 2004.

The above mentioned items are not taxable.

Additionally, the net result is impacted by the deferred income tax of PLN (-1.8) million.

The ratio to the net profit to the GOP increased considerably from 47.7% in the year 2003 to 50.3% in 2004.

In the **second quarter of 2004, the net profit** went up by 0.2% as compared to the comparable period of past year.

4. Key Ratios

4.1. Indicators of Operating Results

The operating results of Orbis S.A. comprise the combined results of hotel and non-hotel activities.

In the first half of 2004, the net sales of products, goods and raw materials sold generated by the Company Orbis S.A. amounted to PLN 285.5 million, which reflects a 5.2% increase as compared to the value of sales achieved in the corresponding period of past year. On the other hand, the **costs of products, goods and raw materials sold** equaled PLN 191.3 million and decreased by 1% as compared to the past year. General overheads went up by 13.1%, this figure including a provision set up for the severance payment and compensation for the former President of the Management Board and provisions for bonus payments for members of the Management Board. Costs of sales grew by 9.0%, chiefly as a result of an increase in the marketing costs by 14.3% (including 23.3% growth in costs of advertising) and in costs of sales by 22.5% (including outsourced services by 12.4%)

The table below presents the breakdown of operating results and their growth/decline dynamics.

Table 3 Operating performance of Orbis S.A (in PLN '000)

Item description	Jan-June 2003	Jan-June 2004	2004/2003
Net operating revenues from sales	271 456	285 532	105,2%
Costs of products sold	193 261	191 331	99,0%
General overheads + sales costs	57 069	63 812	111,8%
Profit on sales	21 126	30 389	143,8%
Other operating income/loss	- 6 108	- 3 610	-
Operating profit	15 018	26 779	178,3%

The **operating profit** equaled PLN 26.8 million, reflecting a growth by 78.3% as compared to the first half of the preceding year.

- **Factors affecting the revenues**

A detailed description of operating and financial results in the particular business departments as well as per organizational units is presented in the subsequent sections of this report in a structure and with the use of reporting methods complying with the USALI (Uniform System of Accounts for the Lodging Industry).

In the first half of 2004, Orbis S.A. hotels generated operating revenues in the amount of PLN 283.4 million, i.e. by 5.5% higher than last year.

During the period under analysis, 41 hotels generated operating revenues at the level exceeding past year's figures, of which 19 hotels recorded a growth in excess of 10%.

In the remaining hotels, the operating revenues decreased. In 9 hotels, operating revenues dynamics reached the levels ranging from 90.0% to 99.9% of the past year's figures, in 5 hotels from 80.0% to 89.9%.

In terms of individual departments, the revenue growth dynamics was as follows: other revenues 119.6%, food&beverage 106.4%, room department 104.8%, rentals 103.3%, hotel shops and mini bars 97.8% as well as telecommunications 89.0%.

As regards operating revenues, **Poznań** hotels proved to represent the most active group. Hotels located on that market generated operating revenues dynamics at the level of 118.4%.

In the first half of 2004, the **Szczecin** market generated 112.1% of operating revenues reported in the corresponding period of past year.

The group of **Wrocław** hotels reported a 6.3% increase in operating revenues.

Gdańsk hotels, another group of hotels that continued to reveal growth in sales, generated operating revenues dynamics of 105.0%.

The **Warsaw** urban agglomeration generated operating revenues by 2.6% higher.

Operating revenues of **Cracow** hotels were at the level of 93.2% of the figure reported in 2003.

Amongst markets under analysis, it was hotels of the **Katowice** urban agglomeration that generated the lowest operating revenues dynamics (85.8% of the figure reported in 2003).

Hotel located in the remaining towns and cities generated sales at the level by 11.8% higher as compared to the year 2003.

The results of the second quarter of 2004 had an influence upon the **performance of the first half of 2004**. During the period April-June, the **operating revenues** reached PLN 167.4 million (by 5.7% higher than those generated in the second quarter of past year). In terms of individual departments, the revenue growth dynamics was as follows: other revenues 117.7%, food&beverage 110.7%, room department 103.1%, rentals 102.2%, hotel shops and mini bars 92.9% telecommunications 84.2%.

The level of revenues generated by the room department is determined by achieved occupancy rate, guests structure and the Average Daily Rate. The total number of rooms sold in Orbis S.A. hotels in the second quarter of 2004 totaled 480 152, i.e. by 8.8% more as compared to the second quarter of past year. The **occupancy rate** stood at 52.8% and

was by 2.7 percentage points higher than the figure reported in the second quarter of 2003.

In the second quarter of 2004, Orbis S.A. hotels generated **Average Daily Rate** (ADR) at the level of PLN 202.2, i.e. by 5.2% lower than in the second quarter of 2003. In the business segment, the Average Daily Rate totaled PLN 235.3 and was by 7.8% lower, at the same time the number of rooms sold grew by 11.7%. In the tourist segment, the Average Daily Rate stood at PLN 164.6, which translated into a 1.9% decline as compared to the second quarter of 2003; the number of rooms sold went up by 5.8%.

In the second quarter of 2004, the **Revenue per Available Room (RevPar)** remained unchanged as compared to the corresponding period of 2003 (PLN 106.8 and PLN 106.9, accordingly).

Increased room sales as compared to the second quarter of 2003 is attributable to a relatively stable geopolitical situation and gradual overcoming of economic slowdown that the EU states experienced. Also, Poles exhibited more vivid interest in domestic tourism which is of significance for increasing sales of hotel services. The reported decline in the Average Daily Rate (ADR) is predominantly a result of fierce competition in terms of prices, which was only partly set off by a favorable EUR/PLN exchange rate. Despite the absence of a considerable growth in the number of new hotels, those that opened in the fourth quarter of 2003 commenced to reach better operating capacity and to attract part of business and tourist traffic.

In the second quarter of 2004, the share contributed by **business clients** to the total number of rooms sold totaled 53% and went up by 1.3% as compared to the corresponding period of 2003 (in 2003 - 51.7%). And, therefore, the share of tourists in the number of rooms sold decreased from 48.3% in the second quarter of 2003 to 47% in the second quarter of 2004.

In the second quarter of 2004, **Poles accounted for** 32.4% of guests visiting Orbis S.A. hotels and the share they contributed went up by 2.4 percentage points compared to the second quarter of 2003, in the circumstances marked by a growth in sales of rooms by 17.6% (155 610 rooms). In the second quarter of 2004, the **share of foreigners** in the number of rooms sold equaled 67.6% and fell by 2.4% as compared with corresponding period of past year. A drop in the foreigners' share in rooms sold was accompanied by a 5.1% growth in the number of sold rooms (324 542 rooms) as compared to the second quarter of 2003.

In the second quarter of 2004, Germans as usual represented **the most numerous group of foreigners** contributing a 26.4% share to the total number of rooms sold; their share was slightly lower than in the second quarter of 2003 (27.5%). Despite a drop in the share Germans contributed, the number of rooms sold to guests from Germany went up (by 4.8%) to reach the level of 126 993 rooms. In the second quarter of 2004, Scandinavians constituted the second largest group contributing a 6.1% share in rooms sold, i.e. by 1.1 percentage point less than in the past year. The number of rooms sold to Scandinavian guests decreased by 7% (29 066 rooms), which is partly attributable to the closing of a ferry connection from Copenhagen to Gdańsk. The subsequent groups, significant from the point of view of the share contributed to the number of rooms sold, included guests from: USA and Canada - 5.4% (growth in sales by 15.3%), Italy - 3.7% (drop in sales by 9.2%), Great Britain - 3.4% (decline in sales by 6.9%) and Israel - 2.9% (2.3% fall in

In the second half of 2004, **net sales** generated by Orbis S.A. amounted to PLN 285 532 thousand and exceeded the sales reported in the first half of 2003 by 5.2% (PLN 271 456 thousand). In that period, the **occupancy rate** in hotels stood at 42.9% and was by 2.4 percentage points higher as compared to the corresponding period of 2003. In the first half of 2004, the **Average Daily Rate (ADR)** equaled PLN 206.4, i.e. was lower by 4% than in the first half of 2003. The ADR in the business segment amounted to PLN 236.2 in the first half of 2004, which translates into a decline by 4.8%. In the tourist segment, the ADR stood at PLN 164.1 and was by 4% lower than in the corresponding period of past year. In the first half of 2004, the **Revenue per Available Room (RevPAR)** equaled PLN 88.6 and was by 1.6% higher than in the corresponding period of 2003. The number of rooms sold in Orbis SA hotels in that period totaled 776 453, i.e. by 9.4% more as compared to the first half of 2003.

In the first half of 2004, the **share contributed by business clients** went up to the level of 58.7% as compared to 57.6% in the corresponding period of 2003, the number of rooms sold to business clients increased by 11.4%. The share contributed by tourists in the total number of rooms sold in the first half of 2004 declined to 41.3% against 42.4% in the first half of 2003, the number of rooms sold to tourists went up by 6,6%.

The share Poles contributed to the total number of all rooms sold in the first half of 2004 equaled 39.1%, this figure being by 1.6 percentage point higher as compared to the first half of 2003 (Poles' share in 2003 stood at 37.5%) and, at the same time, the number of rooms sold over that period went up by 14% as compared to the year 2003, reaching the level of 303 366 rooms (266 177 in the first half of 2003). In the first half of 2004, the **share of foreigners** in the number of rooms sold decreased from 62.5% in the first half of 2003 to 60.9% in the first half of 2004, while the number of rooms sold to foreign guests in the first half of 2004 grew by 6.6% to attain 473 087 (443 822 in the first half of 2003). In the first half of 2004, Germans represented the **most numerous group** contributing a 21.2% share (21.6% in 2003) while the number of rooms sold to that group went up by 7.3% (164 372). The subsequent groups, significant from the point of view of the share contributed to the number of rooms sold, included guests from: Scandinavia - 5.8% (decline in rooms sold by 2.1%), USA and Canada - 4.3% (growth in sales by 12.7%), Italy - 3.8% (drop in sales by 7.3%), Great Britain - 3.3% (6.3% fall in room sales) and Israel - 3.6% (increase in sales by 20.3%).

- **Cost drivers**

The major group of cost drivers affecting the performance of individual hotels includes the operating expenses, undistributed operating expenses as well as fixed costs. Apart from the cost categories referred to above, this section discusses the operating income, Gross Operating Profit and EBITDA, i.e. the items presented in **Appendix 5b**.

In the first half of 2004, the **operating expenses** in the room department equaled PLN 106.1 million and were by 0.8% lower than those incurred last year.

Taking into account the performance of individual hotels, 31 hotels reported growth of expenses surpassing the level of 2003. In 17 hotels the operating expenses reached the levels ranging from 90.0% to 99.9% and in 7 hotels from 75.0% to 89.9%.

In terms of individual departments, the hotels reported the following operating expense levels as compared to the corresponding period of 2003: rentals - 147.5%, other expenses

- 121.3%, food&beverage department - 98.7%, room department - 98.0%, hotel shops and mini bars - 86.2% and telecommunications - 85.7%.

During the period under analysis, the efficiency of the room as well as food&beverage departments improved. The ratio of room department expenses to sales went down by 1.5 percentage points and totaled 21.5%, while the corresponding ratio for food&beverage expenses decreased by 4.9% and equaled 63.0%.

The expenses incurred in the first half of 2004 by Orbis S.A. hotels accounted for 100.1% of the operating expenses projected in the budget.

In the second quarter of 2004, the operating expenses equaled PLN 56.8 million and accounted for 101.1% of the expenses reported last year. In terms of individual departments, food&beverage, rentals and other expenses generated higher costs than those incurred in 2003. The ratio of room department expenses to sales improved by 0.5% and totaled 19.3%, while the corresponding ratio for food&beverage expenses improved by 5.8% and equaled 57.4%.

As a result of the changes in the expense and revenue structure outlined above, the **operating income** in the room department **in the first half of 2004** reached PLN 177.3 million. This figure translates into a 9.7% growth as compared to last year and a 0.6% shortfall against the budget.

In the second quarter of 2004, the **operating income** totaled PLN 110.6 million. This figure is by 8.3% higher than last year and by 1.2% lower than the budgeted amount.

The **undistributed operating expenses in the first half 2004** were by 0.6% lower than last year. When broken down into their cost subcomponents, exclusively marketing expenses exceeded the past year's figures. The actual value of undistributed operating expenses accounted for 95.3% of the figure projected in the budget. The **undistributed operating expenses in the second quarter of 2004** accounted for 100.8% of past year's level and for 94.9% of the figure projected in the budget.

In the first half of 2004, Orbis hotels generated a **Gross Operating Profit (GOP)** of PLN 95.4 million. This figure reflects a 20.4% growth as compared to the corresponding period of 2003 and reveals an increase of 3.2% as compared to the budget projections. At the same time, the GOP ratio to sales increased by 4.2 percentage points and equaled 33.7%.

44 hotel branches managed to generate a higher GOP as compared to the year 2003, of which 13 hotels reported growth above 150%.

In respect of the GOP the most effective hotels were those located in **Szczecin.** The next group regarding the GOP dynamics form hotels in Wrocław, Poznań, Warsaw, Gdańsk Cracow.

In the second quarter of 2004, Orbis hotels generated a **Gross Operating Profit (GOP)** of PLN 69.1 million. This figure accounts for 113.4% of the GOP generated during the corresponding period of the year 2003 and accounts for 101.3% of budget projections. The GOP ratio to sales improved by 2.7 percentage points as compared to 2003 and equaled 41.2%.

The **fixed costs** in Orbis S.A. hotels in the first half of 2004 equaled PLN 37.6 million and were by PLN 0.3 million higher than last year.

In terms of individual hotels, in 24 hotels the fixed costs exceeded past year's figures; in the remaining hotels the fixed costs remained at a level which was lower than in the past year.

The fixed costs were impacted by over 2% growth in depreciation, being a result of an increase in the property value due to the upgrading works carried out and completed last year. 18 hotels reported depreciation at a higher level that in the preceding year.

The tax on real property, land tax and the fee for a perpetual usufruct of land totaled over PLN 9.6 million, reflecting a drop by 6.6% as compared to the corresponding period of 2003. Changes of this position are attributable to the this year's appropriation of a provision set up in relation to the Europejski Hotel (presented in Chapter 3) as well as application of higher rates by gmina authorities.

A nearly 72% growth in insurance costs is predominantly attributable to an increase in insurance rates brought about by a rise in the value of property.

A 6% increase in other fixed costs results, among others, from higher court fees and license fees for the sale of alcohol.

VAT remained at the level reported last year (growth by 0.3%), while the social tax (PFRON) as well as tenancies and rents dropped as compared to the corresponding period of past year.

Fixed costs in the second quarter of 2004 amounted to PLN 18.4 million, reporting a decline by 0.7% as compared to past year.

The hotels' **EBITDA** for the six months of the current year equaled PLN 82.7 million. This level reflects a growth by PLN 16.4 million as compared to past year.

The EBITDA improved in 44 hotels as compared to past year. This group comprises chiefly of those hotels that achieved an improvement in the GOP level as a result of increasing the number of rooms available for use after upgrading works or after an in-depth restructuring.

In the second quarter of 2004, hotels' EBITDA equaled PLN 63.0 million and was by PLN 9.1 million higher as compared to 2003. EBITDA improved in 40 hotels as compared to the figures reported in the past period, while the remaining hotels reported a lower EBITDA figure.

4.2. Employment and Payroll & Related Expenses

Average employment for the first half of 2004 was by 12.4% lower than in past year. A reduction of staff in operating departments by 13.5% is a result of employment reductions in support areas (laundry, miscellaneous services, hotel shops) by 25.2%, in room department by 13.0% and food&beverage department by 12.4%.

In the general administration (accounting, IT, administration and management), the number of posts fell by 11.6%, in the real property operation and maintenance by 16.3% and in the marketing department by 4.5%. A growth in the number of posts in the Management Board's Office is a result of the organization of internal audit services.

Employment during the second quarter of 2004 was lower than the average for the preceding quarter by 4.0%. The rate of employment optimization remains high.

The employment per room ratio in hotel branches fell from 0.55 to 0.48; the same ratio calculated for employment in June amounted to 0.47.

Table 4 Employment in Orbis S.A. (by posts)

	Jan-June 2004	Jan-June 2003	1st quarter 2004	2nd quarter 2004
Management Board's Office	266.0	255.3	266.9	265.1
Accounting and IT	407.7	469.9	414.8	400.6
Property operation and maintenance	483.0	577.1	503.9	462.1
General administration and management	243.6	266.8	247.9	239.3
Operating departments	3 506.3	4 051.5	3 576.0	3 436.6
Marketing	181.2	189.7	181.4	181.0
TOTAL:	**5 087.8**	**5 810.3**	**5 190.9**	**4 984.7**

The costs of severance payments connected with the liquidation of 386 jobs amounted to PLN 3 467.0 thousand. This figure is by 38.2% lower than in the preceding year and by 5.2% higher than planned, due to acceleration of redundancy rate. Moreover, a provision for costs related to the restructuring of Hotel Europejski in the amount of PLN 2 024.8 thousand was set up. Total employment restructuring costs equaled PLN 5 491.8 thousand.

The value of remunerations paid-out equaled PLN 85.1 million, which is by 4.6% less than last year. The average remuneration of PLN 2 788 is higher than that paid in the preceding year by 8.9%. The increase is to a large extent attributable to a growth in the 13th salary as a result of improved operating and financial performance of hotels in the second half of 2003 as well as to a change in the payroll structure brought about by employment restructuring. The impact of the growth in the 13th salary will be less acute on an annual basis, the projected dynamics of average remuneration in 2004 amounts to 6.3%.

Implementation of a program of optimizing employment and maintaining salary discipline enabled a reduction of payroll & related expenses in hotels by 9.1% in comparison with past year, and by 3.9% as compared to the budget. The share of payroll & related expenses in operating revenues of hotels was 29.9%, which was lower by 4.9 percentage points than the share achieved in 2003, which is also attributable to an increase in operating revenues by 5.5%.

The outsourcing costs grew by 68.2% as a result of a significant reduction of employment, in the setting of a growth in revenues and due to changes in the methodology of disclosing these costs. In the preceding years, those outsourcing costs that replaced the services of Company employees whose jobs were reduced or liquidated as a result of organizational restructuring program or employment optimization used to be disclosed. Presently, the type of services classified as outsourcing costs in Orbis hotels has been determined, thus the principles of accounting for these costs have been standardized by way of introduction of relevant accounts in the profinn financial and accounting system. Outsourcing costs comprise the following: laundering, IT services, contract cleaning services, security, food&beverage services, legal services, maintenance of green areas, ad hoc office serves, etc.

Table 5 Outsourcing costs (in PLN thousand)

	Jan-June 2004	Jan-June 2003	1st quarter 2004	2nd quarter 2004
Outsourcing costs	17 212.9	10 234.6	7 639.3	9 573.6

High rate of employment restructuring will allow for a further reduction of payroll & related expenses. Given the observed growth in revenues, hotels' profits will improve.

5. Investment Outlays Plan

Similarly to the preceding year, the policy of the Company's Management Board focused on the implementation of a specified scope of modernization works as well as on purchases of fixed assets arising, first and foremost, out of technical and organizational needs of hotels, compliance with the law in effect and profitability of projects.

Capital expenditures continued to be verified by the Investments Office, Investments Committee established in October 2003 and the Company's Management Board.

Projects are implemented in close cooperation and in agreement with the units of the Management Board's Office: Operating Department and Office for Technical Operation and Maintenance and IT Office.

The procedure and principles for the implementation of projects related to upgrading and purchases of fixed assets have been defined in the economic and financial system of Orbis S.A. applicable in the current year.

In the first half of 2004, total capital expenditure in the Company, along with transferred advance payments, amounted to PLN 12 123.0 thousand, i.e. 16% of the budgeted amount, of which PLN 11 400.7 thousand was expended by hotel branches.

Out of the amount of PLN 11 400.7 thousand, PLN 9 983.2 thousand was expended on upgrading and purchases of fixed assets, while the remaining amount of PLN 1 417.5 thousand related the purchase of computer software and hardware and central projects implemented by the Management Board's unit providing substantive supervision, within the framework of a central budget approved for PLN 4 950.0 thousand.

Capital expenditure comprises also costs of credit servicing accounted for in the budgets of the three currently implemented investment projects (Novotel Centrum Poznań, Novotel Centrum Warszawa and Mercure Zakopane) that totaled PLN 1 284.7 thousand in the first half of 2004.

The table below presents the structure of capital expenditure in the year 2004 per hotels of Accor standard, other hotel branches and the Management Board's Office.

Table 6 Capital expenditure structure (in PLN thousand)

	annual budget 2004	expenditure accumulatively	% of the annual budget
Accor brand hotels	59 162.2	7 782.2	13%
Other hotels	9 930.2	3 618.5	36%
Management Board's Office	7 565.0	722.3	10%
Total	76 657.4	12 123.0	16%

The amount of PLN 5 862.4 thousand, i.e. 51.4% of all branches' expenditure, was allocated for the financing of the main, currently implemented project - Novotel Centrum in Warsaw.

In the majority of other hotels, except for Mrongovia in Mrągowo, Mercure Opole, Novotel Centrum in Poznań and Mercure Kasprowy in Zakopane - capital expenditure was restricted exclusively to a limited-scale upgrading, purchases of fixed assets and computer hardware and software.

Despite relatively low capital expenditure incurred in the first half of 2004, intense preparatory works are carried out in hotels (related to design, diagnostic, program works in agreement with the Operating Division) from the point of view of implementation of future investment projects.

Information on the current situation in selected hotels in terms of investments activities has been presented below.

Mercure Hevelius in Gdańsk - plan of action has been determined and works schedules drafted, related to further hotel upgrading. In June 2004, the Investments Office submitted a conceptual plan related to upgrading of the public and guest area for the Operating Division's approval.

The construction design is expected to be made and the tendering process related to the selection of contractor carried out in the period September-October 2004.

Mrongovia in Mrągowo - the first phase of upgrading of restaurant has been completed and settled; also, necessary furniture and equipment has been purchased.

Presently, works are underway relating to the second phase of upgrading process related to the selection of a contractor for the purchase and installation of air-conditioning equipment on the basis of technical documentation prepared.

Moreover, preparations are underway for the beginning of projects related to fire prevention in the hotel.

The second phase of upgrading is scheduled to commence in October 2004 and to end in December this year.

Expenditure incurred totaled PLN 1 661.0 thousand.

Mercure Opole in Opole - works related to the replacement of façade are at the final stage of execution.

In the current year it will be necessary to appropriate additional funds for the branch.

The following works will entail an increase in capital expenditure:

- preparation of expert's opinions and designs related to multi-function rooms and employment of a supervising inspector for the purposes of implementation of this project,
- carrying out works related to the removal of cracks in conference rooms,
- preparation of a concept, and expert's opinion on the structure and a quantity survey of the guest area scheduled to be upgraded in 2005.

Novotel Malta in Poznań - detailed arrangements were made concerning the concept of guest area upgrading. The implementation of investment project is planned for the years

2004-2005; in the current year, plans provide for, first and foremost, upgrading of kitchen and restaurant, while in the 2005 other guest areas are scheduled to be upgraded. The concept of kitchen technology was selected, thus allowing to proceed with the selection of an appropriate design in the course of a tendering procedure. Also, fire prevention, electrical and other systems were assessed and substitute investor was selected.

Novotel Centrum in Poznań - incurred capital expenditure related to the completion of an alternate construction design for the low section, opinions, concepts pertaining to the settlement of the completed upgrading of façade and roofing and purchases of fixed assets.

In 2004 capital expenditures will be spent on preparation of designs, expert's opinions and concepts, investor's supervision, purchase of equipment for the low section and purchases related to the current hotel operations.

The amount is scheduled to include the provisions for foreseeable works related to ensuring substitute access to the hotel, instead of a current access from the parking lot in Andersa street. The contract for the lease of the plot of land from which the main and only entrance to the hotels leads expires on August 31, 2004.

Plans provide for arranging such an access to the hotel so that Orbis would not be dependent upon natural or legal persons in the future.

Grand in Sopot - Investments Office consultants have made analyses and surveys related to the technical condition of the building from an angle of the planned upgrading of part of living units along with replacement of all necessary systems.

Prior to proceeding with design, repair and upgrading works, the units of the Management Board providing substantive supervision need to develop an operational program and a business plan.

Mercure Helios in Toruń - prepared technical documentation related to upgrading of food&beverage facilities was verified by the Investments Office consultants. Cost-estimate of works was prepared and a supplier of necessary technological equipment was selected.

Works are scheduled to commence in August 2004, while the end of works should fall in October of the current year.

Novotel Centrum in Warsaw

Low section - plans for the year 2004 provide for the preparation of technical documentation for upgrading of façade, guest area rooms and technical back-up facilities as well as commencement of repair and upgrading works.

Also, costs of opinions, polemic reports, technical assessments and hiring of a substitute investor will also be financed.

At the turn of August and September 2004, the hotel will apply to the Chief Architect of the Capital City of Warsaw for a permit to make a new, changed façade.

By virtue of the Management Board's decision, it was decided to remove a games room on the ground floor and a casino in the basement from the design. Additional multi-function rooms, that the hotel already needs, will be arranged in these rooms.

The beginning of upgrading of façade and guest areas is scheduled for 2004.

Guest area - negotiations with the company Skanska - general contractor are underway, related to the signing of an agreement concerning lack of two important documents:

- as-build design of the structure, related to the impact that the changes made in the building structure during upgrading works exert on the condition of that structure,
- certification of the sound warning system.

The agreement will ensure the that these elements are made in accordance with the necessary scope of documentation. Once the above mentioned agreement is executed, the signing of a final protocol and filing an application for a permit to use is planned by the end of August 2004.

The former substitute investor, the company Euromost ultimately ended cooperation on that project in June this year in accordance with a bilaterally signed agreement.

Holiday Inn in Warsaw - expenditures include the last payment related to upgrading of lifts, replacement of beds and mattresses and alteration and adaptation of bedcovers to fit the dimensions of new beds in accordance with the requirements of standards that were carried out in 2003.

Mercure Kasprowy in Zakopane - by virtue of the decision of the Management Board, the scope of investment project was limited to the continuation of exterior works on levels 0 and – 1, related among others to fire prevention systems and upgrading of façade.

Funds will be expended on settlements with the contractor of upgrading works (the company Patio) in the guest area as well as on making the façade, ads neon, investor's supervision, purchase of furniture, appliances and equipment.

Despite a necessity to introduce changes to substantive and financial plans in certain branches, the Management Board will pursue such a policy so that the Company's total approved budget does not change considerably.

Capital expenditure incurred by the Company is financed with own financial means and the last tranche of a bank credit taken for that purpose.

Capital expenditure incurred for upgrading, purchase of fixed assets and computer software is financed within the framework of the cash pooling system introduced in 2003. Funds are transferred on the basis of branches' applications and cash plans made on a monthly and weekly basis.

6. Program of Affiliation of Orbis Hotels to Accor Brands

The terms and conditions of affiliating Orbis hotels with Accor's hotel brands have been defined in the General Franchise Agreement executed on July 26, 2000, by and between Orbis S.A. and Accor Polska Sp. z o.o.

These terms, as well as a list of Orbis hotels qualified for affiliation to selected Accor's hotel brands and schedule of the affiliation programme were presented in details in the Quarterly Report for Orbis S.A. Supervisory Board regarding the third quarter of 2001.

In the second quarter of 2004 the Kasprowy hotel in Zakopane was affiliated with Accor under brand Mercure and it has started its operations since April 1, 2004 under new name: Mercure Kasprowy Zakopane.

Taking into account the above, the table[2] below outlines the plan of affiliating Orbis hotels to Accor brands and its implementation in the second quarter of 2004, along with an indication of the number of rooms in related hotels.

Table 7 Implementation of affiliation program of Orbis hotels to Accor brands

Hotel	Location	ACCOR brand	Rebrand. date	Number of rooms	Number of hotels under ACCOR brand					Number of rooms under ACCOR brand				
					2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
~~Forum~~	~~Kraków~~	~~SOFITEL~~	~~2001-01~~	~~280~~		~~1~~					~~280~~			
Panorama	Wrocław	MERCURE Panorama	2001-01	152		1					152			
Continental	Kraków	NOVOTEL Bronowice	2001-04	304		1					304			
Victoria	Warszawa	SOFITEL Victoria	2001-04	331		1					331			
Patria	Częstochowa	MERCURE Patria	2001-07	102		1					102			
Hevelius	Gdańsk	MERCURE Hevelius	2001-07	281		1					281			
Marina	Gdańsk	NOVOTEL Marina	2001-07	177		1					177			
Novotel	Gdańsk	NOVOTEL Centrum	2000	150	1					150				
Jelenia Góra	Jelenia Góra	MERCURE Jelenia Góra	2001-07	188		1					188			
Warszawa	Katowice	NOVOTEL Rondo	2001-07	287		1					287			
Unia	Lublin	MERCURE Unia	2001-07	110		1					110			
Opole	Opole	MERCURE Opole	2001-07	103		1					103			
Merkury	Poznań	MERCURE	2001-07	228		1					228			
Poznań	Poznań	NOVOTEL Centrum	2001-07	480		1					480			
Novotel	Warszawa	NOVOTEL Airport	2001-07	278	1					145	133			
Novotel	Poznań	NOVOTEL Malta	2000	149	1					149				
Forum	Warszawa	NOVOTEL Centrum	2002-07	731			1					731		
Helios	Toruń	MERCURE Helios	2003-04	110				1					110	
Novotel	Wrocław	NOVOTEL	2000	145	1					145				
Novotel	Olsztyn	NOVOTEL	2000	97	1					97				
Kasprowy	Zakopane	MERCURE Kasprowy	2004-04	288					1					288
total					5	12	1	1	1	686	2 876	731	110	288
								Total:	20				Total new:	4 005
													Total:	4 691

7. Sale / Disposal of Fixed Assets

Two transactions involving the sale of fixed assets by Orbis S.A. were carried out in the first quarter of 2004. By virtue of transaction dated January 12, 2004, a developed plot of land with an area of 21 555 square meters in Warsaw, at 47, Łopuszańska street was sold, in accordance with Resolution No. 12 of the Ordinary Assembly of Shareholders dated June 26, 2003 (value of the transaction equaled PLN 7.2 million).

The second transaction related to the disposal of title to perpetual usufruct of a plot of land with an area of 1 500 square meters located in Zegrze Płn. At 1, Rybaki street, Resolution No. 11 of the Ordinary Assembly of Shareholders dated June 26, 2003 (value of the transaction equaled PLN 79.2 thousand).

No transaction involving sale – acquisition of assets was carried out by Orbis S.A. in the second quarter of 2004.

Total resources of land owned or held by Orbis S.A. under perpetual usufruct amount to 1 110 098.3 m^2 as at June 30, 2004.

8. Receivables (Trade Debtors)

At the end of the second quarter of 2004, the **gross value of trade debtors** amounted to PLN 33 806.0 thousand. As compared with the preceding semi-annual period (balance as at June 30, 2003), this represents a decline by 7.2%. As regards the age structure of

receivables, most, i.e. 55.7% were under 1 month (as compared to 50.4% in the first half of 2003). Likewise in the past year, overdue receivables constituted a significant group of trade debtors in the first half of 2004, i.e. 43.3% (in 2003 - 48.1%).

The **gross value of overdue receivables** at the end of the second quarter of 2004 amounted to PLN 14 630.0 thousand. As regards the age structure of receivables, most, i.e. 63.6% were under 1 month (53.0% in 2003). Receivables overdue for over one year accounted for 17.2% at the end of the second quarter of 2004 (14.5% at the end of the second quarter of 2003).

A detailed structure of overdue receivables according to maturity is illustrated in the table below.

Table 8 Structure of overdue receivables according to maturity

Receivables according to maturity	in PLN '000
Repayment up to 1 month	9 307
Repayment from 1 month up to 3 months	1 384
Repayment from 3 months up to 6 months	1 015
Repayment from 6 month up to 1 year	407
Over 1 year	2 517
Gross overdue receivables	**14 630**
Valuation write-offs	-2 764
Net overdue receivables	**11 865**

Overdue receivables accounted for 25.4% of the total short-term receivables (35.4% in 2003). According to the rules applied in Orbis S.A., 18.9% of overdue receivables were covered by provisions.

9.Finance and Financing Requirements

Financing requirements in the second quarter of 2004 were determined predominantly by operating and investing activities of the Company, including activities related to the financing of costs of upgrading and development investment projects in the Company's Branches.

The adjustment of settlement of the transaction of purchase of shares of the Company Hekon Hotele Ekonomiczne by Orbis S.A., agreed with Accor Polska Sp. z o.o., planned to be cleared in two equal installments in 2004 and 2005, totaling PLN 24.2 million has been paid in full in the second quarter of 2004, i.e. in advance of adopted assumptions.

Besides the necessary financing of operating activities, in the second quarter of 2004, PLN 9.4 million was expended on tangible investments in the Company Branches, this amount accounting for 28.4% of expenditure incurred in the corresponding period of 2003. In the second quarter of 2004, expenditure related to financial activities of Orbis S.A amounted to PLN 6.9 million, which is attributable to the present structure of financing of activities (repayment of a principal amount of one loan granted from the State Treasury, settled by the Ministry of Finance, and interest on loans and bank credits, including a syndicate bank credit and short-term bonds).

As at the end of the reporting period the Company reported a total of PLN 28.1 million in liquid assets, against PLN 67.7 million in the corresponding period of past year. In the second quarter of 2004, Orbis S.A. free cash was temporarily spent on short term financial investments.

The Company's debt as at June 30, 2004 consisted of two long-term loans (granted by the State Treasury and by the former Main Committee of Physical Culture and Tourism (GKKFiT), a long-term hard-currency EUR-denominated syndicated loan extended under an agreement with a consortium of banks, and a long-term loan granted by Accor under the transaction of purchase of shares in the Company Hekon Hotele Ekonomiczne. Additionally, short-term Orbis S.A. bonds issued within the framework of settlement of purchase of Hekon S.A., remain to be settled in the fourth quarter of 2004. In total, as at the end of the reporting period, the PLN-denominated debt amounts to PLN 406,8 million, of which short-term debt to PLN 290.8 million (71.5% of total debt).

The average interest on long-term PLN-denominated loans and short-term PLN-denominated bonds during the second quarter of 2004 amounted to 5.8% p.a., while average interest on those denominated in EUR amounted to 2.93% p.a.

The terms of the loan agreements executed with organizers of the Company's financing are strictly complied with, both with regard to timely repayment as well as agreed collateral.

The ratio analysis reveals a stable and secure position of the Company. As at the end of the second quarter of 2004, the financial indebtedness rate, which totaled 26.46%, remains at a level nearing the figure reported at the end of the first quarter of 2004 (27.34%), displaying a slightly downward trend, taking into account the ratio generated at the beginning of the current year (27.78%).

The Company finalized works related to the attainment of Strategic Objectives, adopted for the year 2003, in terms of exchange rate and currency risk management, with the execution of relevant agreements in the second quarter of 2004 with Societe Generale S.A. – Bank Branch in Poland, related to three SWAP transactions hedging the exchange rate risk and change in the interest rate profile in respect of a total amount of EUR 38 700.0 thousand of a syndicate credit granted in that amount (under the leadership of a French bank Calyon S.A. – former name of Credit Lyonnais S.A.) for the transaction of purchase of the Company Hekon.

10. Administrative Matters

In the first half of 2004, no significant administrative matters arose.

11. Insurance

Orbis S.A. is covered by the following insurance policies:

- Property insurance, loss of profit insurance, for a period of 1 year from June 1, 2004, to May 31, 2005, in Towarzystwo Ubezpieczeń Ogólnych S.A. Commercial Union Polska and AIG Polska Towarzystwo Ubezpieczeń S.A. acting as the co-insurer;
- Civil Liability Insurance of hotels and non-hotel facilities for a period from June 1, 2004, till May 31, 2005, in TUiR Warta S.A.;

- Civil Liability Insurance of the members of the Management Board and Supervisory Board for the period from January 1, 2004, till December 31, 2004 in AIG Polska Towarzystwo Ubezpieczeń Spółka Akcyjna.

12. Plans for the Forthcoming Quarters and the Successive 12 Months

The activity of the Company in the forthcoming periods will be focused on cost-curbing efforts and implementing projects aimed at maintaining and increasing the income in the setting of intensified competition.

Activities of sales services in the third quarter will be supported by sales with the OrbisOnLine hotel services reservation system. In connection with the gradually improving sales efficiency, the system will be perceived as one of major distribution channels. Sales of services will also be backed up by Call Center that will allow for the reservation of services as well as will provide clients with detailed information on services. Both distribution channels will contribute towards easier access to Orbis S.A. services regardless of the client's location.

Moreover, Orbis S.A. sales services will focus on re-negotiation of contracts already executed by the Central Sales Office. Additionally, due to the development of a new clients database management system, it will be possible to better adapt the product to client's needs and to reduce the risk that Orbis S.A. is exposed to in connection with payments and granting credits to clients.

The most significant tasks falling within the scope of financial activities, planned to be implemented in the forthcoming periods, should include:

- perfecting methods of liquidity management in the Group;
- analysis of purposefulness of the use of the so-called "dispersed" system of transferring investment funds to branches based on dual-authorization transfers (the transfer is initiated and first approved by the branch and then approved for the second time and launched by the Management Board's Office), taking into consideration the principles of new regulations adopted by the State in respect of VAT and the adopted Company development strategy;
- defining and adopting Strategic Objectives for 2004 – 2005 in respect of the policy of currency and interest rate risk management in the Company.

As regard capital expenditure, the Company will continue to pursue the policy of limiting capital expenditure to priority tasks. In the remaining establishments, capital expenditure will be appropriated on projects that are necessary from the point of view of guests' security and regular operating activities.